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Kabel Deutschland GmbH Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Kabel Deutschland GmbH
(Translation of registrant's name into English)

Betastrasse 6-8, 85774 Unterfoehring, Germany
(Address of principal executive office)
 Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG
(Translation of registrant's name into English)

Betastrasse 6-8, 85774 Unterfoehring, Germany
(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Kabel Deutschland GmbH
Unterfoehring

Interim Condensed Consolidated Financial Statements
and Management Discussion and Analysis
for the Quarter and the Six Months Ended
September 30, 2009

Kabel Deutschland GmbH

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Financial Position
as of September 30, 2009

	Note	September 30, 2009	March 31, 2009
		€	T€
		unaudited	audited
Assets
Current Assets
Cash and Cash Equivalents		25,056,294.44	51,922
Trade Receivables	4.1	73,536,362.60	106,579
Receivables from Affiliates		0.00	834
Inventories	4.2	12,520,163.40	15,929
Receivables from Tax Authorities		3,835,466.83	5,200
Other Current Financial Assets		12,362,544.65	36,462
Prepaid Expenses		12,496,759.77	13,086

Total Current Assets		139,807,591.69	230,012

Non-Current Assets
Intangible Assets	4.3	796,955,684.19	903,954
Property and Equipment	4.3	1,204,050,839.35	1,214,055
Equity Investments in Associates		6,112,994.38	5,630
Receivables from Affiliates		1,009,852.92	0
Deferred Tax Assets		268,542.00	293
Prepaid Expenses		16,960,710.54	17,191

Total Non-Current Assets		2,025,358,623.38	2,141,123

Total Assets		2,165,166,215.07	2,371,135

Equity and Liabilities
Current Liabilities
Current Financial Liabilities	4.4.1	21,058,836.97	39,522
Trade Payables		206,783,263.38	260,778
Other Current Provisions	4.6	21,880,936.15	40,442
Liabilities due to Income Taxes		32,970,115.12	23,127
Deferred Income		129,935,794.64	241,688
Other Current Liabilities		71,410,993.52	87,166

Total Current Liabilities		484,039,939.78	692,723

Non-Current Liabilities
Senior Notes	4.4.2	640,669,879.19	680,130
Non-Current Financial Liabilities	4.4.3	1,758,884,527.29	1,717,074
Deferred Tax Liabilities		116,915,472.00	118,856
Provisions for Pension	4.5	38,011,729.95	35,309
Other Non-Current Provisions	4.6	26,221,857.36	25,994
Other Non-Current Liabilities		99,658,199.62	102,492
Deferred Income		1,307,387.82	1,626

Total Non-Current Liabilities		2,681,669,053.23	2,681,481

Equity
Subscribed Capital		1,025,000.00	1,025
Capital Reserve		50,168,944.55	50,114
Cash Flow Hedge Reserve		0.00	-59
Asset Revaluation Surplus		1,262,559.22	1,352
Accumulated Deficit		-1,060,630,684.30	-1,064,028

		-1,008,174,180.53	-1,011,596
Minority Interests		7,631,402.59	8,527

Total Equity (Deficit)		-1,000,542,777.94	-1,003,069

Total Equity and Liabilities		2,165,166,215.07	2,371,135

The accompanying notes to this statement of financial position form an integral part to these interim condensed consolidated financial statements.

a

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Income
for the Period from July 1, 2009 to September 30, 2009

	Note	July 1, 2009– Sept. 30, 2009	July 1, 2008– Sept. 30, 2008
		€ unaudited	T€ unaudited

Revenues	3.1	368,340,405.53	339,330
Cost of Services Rendered		-186,332,455.00	-167,708
thereof depreciation/amortization T€ 59,216 (prior year T€ 50,232)
Other Operating Income		5,914,108.68	4,916
Selling Expenses		-105,515,778.48	-106,619
thereof depreciation/amortization T€ 46,043 (prior year T€ 42,533)
General and Administrative Expenses		-30,931,484.14	-32,153
thereof depreciation/amortization T€ 6,509 (prior year T€ 6,962)

Profit from Ordinary Activities		51,474,796.59	37,766
Interest Income		241,776.49	414
Interest Expense		-47,397,137.28	-57,354
Income from Associates		241,457.67	188

Profit (loss) before Taxes		4,560,893.47	-18,986
Taxes on Income	3.2	-6,084,240.33	-3,336

Net loss for the period		-1,523,346.86	-22,322

Attributable to:
Equity holders of the parent		-1,978,617.25	-22,421
Minority interests		455,270.39	99

		-1,523,346.86	-22,322

The accompanying notes to this statement of income form an integral part to these interim condensed consolidated financial statements.

b

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Income
for the Period from April 1, 2009 to September 30, 2009

	Note	Apr. 1, 2009– Sept. 30, 2009	Apr. 1, 2008– Sept. 30, 2008
		€ unaudited	T€ unaudited

Revenues	3.1	735,540,419.91	668,489
Cost of Services Rendered		-366,842,996.48	-329,246
thereof depreciation/amortization T€ 115,970 (prior year T€ 96,399)
Other Operating Income		11,678,951.42	9,038
Selling Expenses		-218,124,969.96	-204,928
thereof depreciation/amortization T€ 90,891 (prior year T€ 80,774)
General and Administrative Expenses		-60,589,204.88	-63,969
thereof depreciation/amortization T€ 13,322 (prior year T€ 13,776)

Profit from Ordinary Activities		101,662,200.01	79,384
Interest Income		2,828,178.49	664
Interest Expense		-88,625,117.39	-102,995
Income from Associates		482,915.34	13,379

Profit (loss) before Taxes		16,348,176.45	-9,568
Taxes on Income	3.2	-12,349,657.81	-11,045

Net profit (loss) for the period		3,998,518.64	-20,613

Attributable to:
Equity holders of the parent		3,307,958.10	-20,755
Minority interests		690,560.54	142

		3,998,518.64	-20,613

The accompanying notes to this statement of income form an integral part to these interim condensed consolidated financial statements.

c

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Comprehensive Income
for the Period from July 1, 2009 to September 30, 2009

	July 1, 2009– Sept. 30, 2009	July 1, 2008– Sept. 30, 2008
	€	T€

Net loss for the period	-1,523,346.83	-22,322
Changes in fair value of hedging instruments	0.00	-3,166
Income tax	0.00	943

Other comprehensive income	0.00	-2,223

Total comprehensive income	-1,523,346.83	-24,545

Attributable to:
Equity holders of the parent	-1,978,617.22	-24,644
Minority Interests	455,270.39	99

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Comprehensive Income
for the Period from April 1, 2009 to September 30, 2009

	Apr. 1, 2009– Sept. 30, 2009	Apr. 1, 2008– Sept. 30, 2008
	€	T€

Net profit (loss) for the period	3,998,518.64	-20,613
Changes in fair value of financial assets classified as available-for-sale	0.00	207
Income tax	0.00	-62
Changes in fair value of hedging instruments	84,666.85	3,199
Income tax	-25,992.72	-952

Other comprehensive income	58,674.13	2,392

Total comprehensive income	4,057,192.77	-18,221

Attributable to:
Equity holders of the parent	3,366,632.23	-18,363
Minority Interests	690,560.54	142

d

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Cash Flows
for the Period from April 1, 2009 to September 30, 2009

	Note	April 1, 2009– September 30, 2009	April 1, 2008– September 30, 2008
		T€	T€
		unaudited	unaudited
1. Cash flows from operating activities
Net profit / loss for the period		3,998	-20,613
Adjustments to reconcile net profit / loss to cash provided by operations:
Taxes on Income		12,350	11,045
Interest expense		88,625	102,995
Interest income		-2,828	-664
Accretion / Depreciation and amortization on fixed assets		220,183	190,949
Gain / Loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		900	309
Income from associates		-483	-13,379
Compensation expense relating to share-based payments		685	1,718

		323,430	272,360
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		3,409	2,763
Increase (-) / decrease (+) of trade receivables		33,043	19,007
Increase (-) / decrease (+) of other assets		3,651	-1,707
Increase (+) / decrease (-) of trade payables		-54,227	-32,745
Increase (+) / decrease (-) of other provisions		-14,987	5,685
Increase (+) / decrease (-) of deferred income		-112,072	-62,472
Increase (+) / decrease (-) of provisions for pensions		1,747	2,611
Increase (+) / decrease (-) of other liabilities		-15,285	-6,243

Cash provided by operations		168,709	199,259
Income taxes paid (-) / received (+)		-2,460	-7,589

Net cash from operating activities		166,249	191,670

2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		334	684
Cash received from sale of investments		0	14,775
Cash paid for investments in intangible assets		-33,581	-33,707
Cash paid for investments in property and equipment		-118,896	-123,678
Cash received (+) / paid (-) for acquisitions, net of cash acquired	1.2	54,494	-535,107
Interest received		2,688	645

Net cash used in investing activities		-94,961	-676,388

3. Cash flows from financing activities
Cash payments to shareholders / minorities		-1,586	-5,495
Cash received non-current financial liabilities		199,000	785,000
Cash repayments of non-current financial liabilities		-199,000	-110,000
Cash payments for reduction of finance lease liabilities		-4,348	-4,038
Interest and transaction costs paid		-92,220	-106,850

Net cash from financing activities		-98,154	558,617

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		-26,866	73,899
Valuation adjustments on cash and cash equivalents		0	145
Cash and cash equivalents at the beginning of the period		51,922	15,463

Cash and cash equivalents at the end of the period		25,056	89,507

The accompanying notes to this statement of cash flows form an integral part to these interim condensed consolidated financial statements.

e

Kabel Deutschland GmbH, Unterfoehring
Statement of Changes in Consolidated Equity
for the Period from April 1, 2009 to September 30, 2009

	Attributable to equity holders of the parent
	Subscribed capital	Capital reserve	Cash flow hedge reserve	Asset Revaluation Surplus	Accumulated deficit	Total	Minority Interests	Total Equity (Deficit)
	€	€	€	€	€	€	€	€
Balance as of April 1, 2009	1,025,000.00	50,113,702.91	-58,674.13	1,351,681.06	-1,064,027,764.24	-1,011,596,054.40	8,527,064.01	-1,003,068,990.39
Net income of the period	0.00	0.00	0.00	0.00	3,307,958.10	3,307,958.10	690,560.54	3,998,518.64
Other comprehensive income	0.00	0.00	58,674.13	0.00	0.00	58,674.13	0.00	58,674.13

Total comprehensive income (loss) for the period	0.00	0.00	58,674.13	0.00	3,307,958.10	3,366,632.23	690,560.54	4,057,192.77

Reclassification of Asset Revaluation Surplus	0.00	0.00	0.00	-89,121.84	89,121.84	0.00	0.00	0.00
Additions relating to share-based payment	0.00	55,241.64	0.00	0.00	0.00	55,241.64	0.00	55,241.64
Dividend distribution to minorities	0.00	0.00	0.00	0.00	0.00	0.00	-1,586,221.96	-1,586,221.96

Balance as of September 30, 2009 (unaudited)	1,025,000.00	50,168,944.55	0.00	1,262,559.22	-1,060,630,684.30	-1,008,174,180.53	7,631,402.59	-1,000,542,777.94

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim condensed consolidated financial statements.

f

Kabel Deutschland GmbH, Unterfoehring
Statement of Changes in Consolidated Equity
for the Period from April 1, 2008 to September 30, 2008

	Attributable to equity holders of the parent
	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available- for-sale reserve	Accumulated deficit	Total	Minority Interests	Total Equity (Deficit)
	€	€	€	€	€	€	€	€
Balance as of April 1, 2008	1,025,000.00	49,590,255.94	1,288,398.15	0.00	-984,472,685.09	-932,569,031.00	0.00	-932,569,031.00
Net loss of the period	0.00	0.00	0.00	0.00	-20,755,759.17	-20,755,759.17	142,447.07	-20,613,312.10
Other comprehensive income	0.00	0.00	2,247,136.83	145,000.00	0.00	2,392,136.83	0.00	2,392,136.83

Total income and expense for the period	0.00	0.00	2,247,136.83	145,000.00	-20,755,759.17	-18,363,622.34	142,447.07	-18,221,175.27

Additions relating to share-based payment	0.00	453,599.28	0.00	0.00	0.00	453,599.28	0.00	453,599.28
Transactions with parents	0.00	0.00	0.00	0.00	-4,400,000.00	-4,400,000.00	0.00	-4,400,000.00
Dividend distribution to minorities	0.00	0.00	0.00	0.00	0.00	0.00	-1,095,097.76	-1,095,097.76
Additions relating to acquisitions	0.00	0.00	0.00	0.00	0.00	0.00	8,776,816.00	8,776,816.00

Balance as of September 30, 2008 (unaudited)	1,025,000.00	50,043,855.22	3,535,534.98	145,000.00	-1,009,628,444.26	-954,879,054.06	7,824,165.31	-947,054,888.75

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim condensed consolidated financial statements.

g

Selected Explanatory
Notes to the Interim Condensed Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of September 30, 2009

1.     Corporate Information

        The interim condensed consolidated financial statements (the "Interim Financial Statements" or "Financials") of the Company for the quarter and the six months ended September 30, 2009 were authorized for issuance in accordance with a resolution of the Directors on November 17, 2009.

        Kabel Deutschland GmbH (KDG GmbH) is registered in Unterfoehring, Betastraße 6-8 (commercial register of Munich HRB 145837).

1.2   Basis of Presentation and accounting policies

Basis of preparation

        The Interim Financial Statements for the quarter and the six months ended September 30, 2009 have been prepared in accordance with IAS 34 Interim Financial Reporting.

        The Financials do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company's annual financial statements as of March 31, 2009 which can be found on the Company's website. (www.kabeldeutschland.com).

        The amounts in the Interim Financial Statements are presented in Euros and all values are rounded to the nearest thousand (T€) except when otherwise indicated.

Significant accounting policies

        The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended March 31, 2009, except for the adoption of new Standards and Interpretations noted below. The adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Company.

        The revised standard of IAS 1 "Presentation of Financial Statements" separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners; non-owner changes in equity on other comprehensive income are presented as a single line. In addition, the standard introduces the statement of comprehensive income. It presents all items of recognized income and expense, either in one single, or in two linked statements. The Company has elected to present two statements.

        The standard IAS 23 "Borrowing cost" has been revised to require capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Accordingly, borrowing costs are capitalized on qualifying assets beginning April 1, 2009. No changes have been made for historical borrowing costs which were expensed prior to this date.

        The revisions of IAS 32 "Financial Instruments—Presentation" and IAS 1 "Presentation of Financial Statements—Puttable Financial Instruments and Obligations Arising on Liquidation" provide a limited scope exception for puttable instruments to be classified as equity if they fulfill a number of specified features. This means that some financial instruments currently falling under the definition of financial liabilities will be classified as equity. The amendments to this standard did not have any impact on the financial position or performance of the Company as the Company has not issued such instruments.

        The revised standard of IFRS 2 "Share based Payment" clarifies the definition of vesting conditions in share-based payments and stipulates that all cancellations of share-based payments should receive identical accounting treatment, regardless of the party responsible for cancellation. The revised standard did not have any impact on the Company's financial position or performance.

        The amendments of IFRS 7 "Financial Instruments—Disclosures" require enhanced disclosures about fair value measurements and liquidity risk. Among other things, the amendments introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendments clarify and enhance the existing requirements for the disclosure of liquidity risk. The fair value measurement disclosures and the liquidity risk disclosures are not impacted by the amendments.

        The standard IFRS 8 "Operating Segments" requires an entity to report financial and descriptive information about its reportable segments. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by the entity's Senior Management in order to allocate resources to the segment and assess its performance. The standard also requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about revenues derived from its products or services, about the countries in which it earns revenues and holds assets, and about major customers.

        Improvements to IFRSs:

        As a result of the first annual improvement project, the IASB issued a collective standard with amendments to various IFRSs in May 2008. It relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. The European Union endorsed this standard in January 2009. In the collective standard, among others, the IASB clarified that derivative financial instruments classified as held for trading are not always required to be presented in the statement of financial position as current assets or liabilities. Since April 1, 2009, the Company has applied the amendments from this collective standard. The adoption of the amendments did not have a material impact on the presentation of the Company's results of operations, financial position or cash flows.

        The interpretation of IFRIC 13 "Customer Loyalty Programs" requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the awarded credits and deferred over the period that the awarded credits are fulfilled. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the awarded credits is deferred as an advance payment until the customer redeems the credit award or the obligation in respect of the credit award is fulfilled. The Company adjusted its accounting policies accordingly as of April 1, 2009. The adoption of IFRIC 13 did not have a material impact on the presentation of Company's results of operations, financial position or cash flows. For possible future customer loyalty programs the Company evaluates the detailed effects related to this new interpretation.

        The interpretation of IFRIC 15 "Agreement for the Construction of Real Estate" has been applied retroactively. It clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognized if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. Furthermore, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18. IFRIC 15 does not have any impact on the consolidated financial statement because the Company does not conduct such activity.

        The interpretation of IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" was applied prospectively. IFRIC 16 provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment. The adoption of IFRIC 16 did not have any impact on the presentation of the Company's results of operations, financial position or cash flows, as the Company has no net investments in foreign operations.

Business Combination and Goodwill

        Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Company had control.

        Goodwill corresponds to the difference between the acquisition cost and the fair value of the acquired assets and liabilities of a business combination. Goodwill is not subject to amortization; it is tested for impairment at least annually and, if necessary, written down to the extent impaired.

Share Acquisitions

        On April 30, 2008, KDG closed the acquisition of twelve companies from the Orion Group with 1.1 million CATV subscribers ("the Acquisition"). The acquired companies were consolidated for the first time as of April 30/May 1, 2008. The Acquisition has been accounted for using the purchase method of accounting. For further information, reference is made to the Company's annual financial statements as of March 31, 2009.

        On May 21, 2009, KDG settled all the outstanding issues regarding the Acquisition except for one relating to a further possible reduction of the purchase price resulting from the fact that certain central costs had not been considered in the purchase price determination. With respect to this issue KDG is in arbitration with seller. The initial neutral auditor decided against an additional purchase price adjustment. The arbitration board, however, indicated its interim view that the auditor's decision was flawed, but has asked for further input from the parties on the point. The arbitration is ongoing with a decision of the arbitration board expected in 2010.

        To date, the purchase price was reduced by T€ 67,500 which were fully repaid by June 30, 2009.The acquisition cost was adjusted by T€ 67,500 in total. Thereof, T€ 19,437 was allocated to goodwill until March 31, 2009 and T€ 48,063 until June 30, 2009. The goodwill recognized on the acquisition totaled T€ 287,274 as of September 30, 2009.

        The acquisition cost for September 30, 2009 is as follows:

Acqusition Cost

	Sept. 30, 2009	March 31, 2009
	T€	T€
Purchase price	461,475	509,538
Cost associated with the acquisition	34,408	34,408

Total acquisition cost	495,883	543,946

        Included in the amount of T€ 34,408 are directly attributable costs related to the Acquisition such as professional fees for lawyers, due diligence and other professional advisers, M&A fees and fees relating to the closing of the Acquisition.

Asset Acquisitions

        In the quarter ended September 30, 2009, the Company acquired approximately 740 subscribers and the associated CATV Level 4 network infrastructure from Nörenberg for total consideration of approximately T€ 200. The aggregate purchase price of the transactions resulted in an increase in the customer list of T€ 190 and an increase of technical equipment of T€ 10.

        Asset acquisitions did not include the assumption of any liabilities or other financial obligations.

3.     Notes to the Statement of Income

3.1   Revenues

        Revenues were generated in Germany as follows:

	July 1, 2009– Sept. 30, 2009	July 1, 2008– Sept. 30, 2008
	T€	T€
Cable access revenues	223,982	228,977
TV/Radio revenues	51,775	48,089
Internet revenues	32,409	22,284
Phone revenues	49,401	31,363
Mobile revenues	31	0
TKS revenues	10,742	8,617

	368,340	339,330

	April 1, 2009– Sept. 30, 2009	April 1, 2008– Sept. 30, 2008
	T€	T€
Cable access revenues	453,668	456,144
TV/Radio revenues	104,473	94,160
Internet revenues	62,540	41,473
Phone revenues	94,380	60,290
Mobile revenues	32	0
TKS revenues	20,447	16,422

	735,540	668,489

3.2   Taxes on Income

        Major components of income tax expense are:

	July 1, 2009– Sept. 30, 2009	July 1, 2008– Sept. 30, 2008
	T€	T€
Consolidated statement of income
Current income tax
Current income tax charge	7,417	4,284
Deferred income tax
Relating to origination and reversal of temporary differences	-1,333	-948

Income tax expense (+)/income (-)	6,084	3,336

	April 1, 2009– Sept. 30, 2009	April 1, 2008– Sept. 30, 2008
	T€	T€
Consolidated statement of income
Current income tax
Current income tax charge	14,279	10,357
Deferred income tax
Relating to origination and reversal of temporary differences	-1,929	688

Income tax expense (+)/income (-)	12,350	11,045

4.     Notes to the Statement of Financial Position

4.1   Receivables

	Sept. 30, 2009	March 31, 2009
	T€	T€
Gross Trade receivables	113,962	159,824
Bad debt allowance	-40,426	-53,245

Trade Receivables	73,536	106,579

        Trade receivables of Kabel Deutschland Vertrieb und Service GmbH & Co. KG in the amount of T€ 113,962 and T€ 159,824 were pledged as security in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) as of September 30, 2009 and March 31, 2009, respectively.

4.2   Inventories

	Sept. 30, 2009	March 31, 2009
	T€	T€
Raw materials, consumables and supplies	4,509	4,590
Work in process	114	790
Finished goods and merchandise	7,897	10,549
thereof carried at net realizable value	216	430

	12,520	15,929

        Depending upon specified use, customer premise equipment (CPE), included above in finished goods and merchandise, is recognized as capital expenditures (capex) or operational expenditures (opex) at the time the item is put into service. The Company capitalizes the CPE as fixed assets when it is leased to the customer. The Company expenses CPE when it is purchased by the customer as well as costs for maintenance and substitution of CPE. The total amount of inventories recognized as an expense in the quarter ended September 30, 2009 amounts to T€ 3,843 compared to T€ 3,355 for the quarter ended September 30, 2008. The total amount of inventories recognized as an expense in the six months ended September 30, 2009 amounts to T€ 7,755 compared to T€ 7,246 for the six months ended September 30, 2008.

        Inventories in an amount of T€ 5,792 and T€ 6,683 were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) at September 30, 2009 and March 31, 2009, respectively.

4.3   Intangible Assets/Property and Equipment

        With respect to additions and disposals of intangible assets and property and equipment, see the fixed asset schedules in Appendix 1 and 2 to these notes.

4.4   Financial Liabilities (current and non-current) and Senior Notes

4.4.1  Current Financial liabilities

	Sept. 30, 2009	March 31, 2009
	T€	T€
Accrued interest related to
Senior Credit Facility
Tranche A	70	960
Tranche B	95	147
Tranche C	55	18,799
Senior Notes	20,839	19,616

Current financial liabilities	21,059	39,522

4.4.2  Senior Notes

	Sept. 30, 2009	March 31, 2009
	T€	T€
Notes issued	755,553	755,553
Financing and transaction cost	-42,587	-42,587
Accretion	16,362	14,346
Foreign exchange rate effect	-88,658	-47,182

	640,670	680,130

        On July 2, 2004, KDG GmbH issued T€ 250,000 of 10.75% Senior Notes (Euro Notes) due in 2014 and TUS $ 610,000 of 10.625% Senior Notes (US $ Notes) due in 2014 (together 2014 Senior Notes). The Dollar denominated Senior Notes were swapped into Euros using currency swaps. With respect to these Senior Notes, the Company entered into a hedge agreement with various banks swapping 100% of the US-Dollar denominated principal (TUS $ 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years from July 1, 2004 until July 1, 2009. The agreed upon exchange rate was US $ 1.2066 for each Euro. The weighted average Euro fixed rate across all hedge banks was 10.2046%.

        From December 2008 until March 2009, we successfully negotiated new swap agreements, which effectively prolonged the existing currency hedges by two years until July 1, 2011. On June 30, 2009, 100% of the US-Dollar denominated principal and interest payments with respect to the Company's 2014 Senior Notes were swapped into Euro at the same rate of US $ 1.2066 for each Euro. The new swap agreements run from July 2009 through July 2011 with an average Euro fixed rate of 11.1695% compared to the previous rate of 10.2046%.

        For the quarter ended September 30, 2009 the new swaps have been accounted at fair value through profit or loss. Accordingly the changes in fair value for the new swaps and the currency translation of the US-Dollar Tranche of the Senior Notes in accordance with IAS 21 have been recognized through profit and loss. The total impact on profit and loss amounts to T€ -6,990 for the quarter ended September 30, 2009.

        Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principle becomes due and payable on July 1, 2014. The 2014 Senior Notes contain several financial covenants limiting, among other things, our ability to:

  •
  incur additional indebtedness;

  •
  pay dividends or make other distributions;

  •
  make certain other restricted payments and investments;

  •
  create liens;

  •
  impose restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

  •
  transfer or sell assets;

  •
  merge or consolidate with other entities; and

  •
  enter into transactions with affiliates.

        Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of the Notes—Certain Covenants." in the Registration Statement dated October 4, 2006 and filed with the SEC.

        The 2014 Senior Notes are subject to several affirmative and negative covenants which are less restrictive than under the Senior Credit Facility.

        As of September 30, 2009 the Company had not prepaid any amount of Notes.

        At any time after July 1, 2009, the following redemption prices apply beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Notes	US $ Notes
2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

4.4.3  Non-Current Financial liabilities

	Sept. 30, 2009	March 31, 2009
	T€	T€
Senior Credit Facility Tranche A	1,150,000	1,150,000
Senior Credit Facility Tranche C	535,000	535,000

Senior Credit Facility	1,685,000	1,685,000
Financing and transaction costs, Tranche A	-33,124	-32,872
Accretion of Tranche A	15,162	11,739
Financing and transaction costs, Tranche C	-16,135	-16,135
Accretion of Tranche C	4,091	2,519
Currency Hedge	103,891	66,823

Non-current financial liabilities	1,758,885	1,717,074

        On May 12, 2006, Kabel Deutschland Vertrieb und Service GmbH & Co. KG (KDVS) entered into a Senior Credit Facility. This agreement was comprised of two facilities, a T€ 1,150,000 term loan facility (Tranche A) and a T€ 200,000 revolving credit facility (Tranche B). Tranche A and Tranche B mature on March 31, 2012 (together the "Senior Credit Facility"). On July 19, 2007 the Company amended its Senior Credit Facility and increased Tranche B to T€ 325,000 under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of KDVS and a first pledge on 100% of the shares of KDVS owned by Kabel Deutschland GmbH under its guarantee. The fair value of KDVS' shares reported in KDG's financials is T€ 3,598,100. Since the closing date, Tranche A (T€ 1,150,000) has been fully drawn.

        Tranche B may be borrowed, repaid and reborrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of September 30, 2009, no amounts were outstanding under Tranche B.

        The financing and transaction costs related to Tranche B are shown under non-current assets (prepaid expenses) in the amount of T€ 1,116 and under current prepaid expenses in the amount of T€ 1,674.

        On October 22, 2007 KDVS signed a T€ 650,000 Senior Add-on Facility or Tranche C, which ranks pari passu with the existing Senior Credit Facility. As of May 9, 2008 the Tranche C commitment was reduced by T€ 115,000 to T€ 535,000. Tranche C was drawn down on May 9, 2008 and remains fully drawn. Tranche C matures in March 2013.

        Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

        The margin on Tranche A and B of the Senior Credit Facility is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percentage per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

        As of September 30, 2009 the ratio of Consolidated Senior Net Borrowings to Consolidated EBITDA amounted to 2.62:1. Therefore, the applicable margin was EURIBOR + 175bps as of September 30, 2009. KDG pays an annual commitment fee of 0.625% on the undrawn commitment under Tranche B. Tranche C carries a coupon of EURIBOR + 325bps.

        The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test	Requirement as of September 30, 2009
• EBITDA to Net Interest	Greater than 2.50 x
• Senior Net Debt to EBITDA	Less than 3.50 x

        As of September 30, 2009 the ratio of EBITDA to Net Interest amounted to 3.53. The ratio of Senior Net Debt to EBITDA amounted to 2.62.

        On February 11, 2009 KDG approached the lenders of its Senior Credit Facilities with a request to agree to certain amendments to the Company's Senior Credit Facilities. KDG proposed to change the senior net debt to EBITDA covenant for the quarters starting from December 2010 to December 2011 as well as to extend senior net debt to EBITDA and EBITDA to net interest covenants beyond March 2012 until maturity of Term Loan C in March 2013. On February 25, 2009, the lenders agreed to the requested amendment.

        The Company's ability to meet these financial ratios and tests may be affected by events beyond its control and, as a result, the Company cannot be sure to meet these ratios and tests in the future. In the event of a default under the Senior Credit Facilities the lenders could terminate their commitments and declare all amounts owed to them to be due and payable.

        Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts and (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal to 2:1).

        At September 30 2009, T€ 1,150,000 was outstanding under Tranche A at an interest rate of approximately 2.1880% and T€ 535,000 was outstanding under Tranche C at an interest rate of approximately 3.6880%. Currently KDG has no interest hedging instruments in place and no explicit plans to purchase new interest hedging instruments in the near term.

4.5   Provisions for Pension

        The following tables summarize the components of net benefit expense recognized in the statement of income and the funded status and amounts recognized in the statement of financial position for the respective plans:

Net benefit expenses recognized in the consolidated statement of income

	July 1, 2009– Sept. 30, 2009	July 1, 2008– Sept. 30, 2008
	T€	T€
Current service cost	872	887
Interest expense	472	423

Net benefit expense	1,344	1,310

	April 1, 2009– Sept. 30, 2009	April 1, 2008– Sept. 30, 2008
	T€	T€
Current service cost	1,747	1,764
Interest expense	956	1,100

Net benefit expense	2,703	2,864

        The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

        The recognized expense is recorded in the following items in the statement of income:

	July 1, 2009– Sept. 30, 2009	July 1, 2008– Sept. 30, 2008
	T€	T€
Cost of services rendered	229	234
Selling expenses	382	363
General and administrative expenses	261	290
Interest expense	472	423

	1,344	1,310

	April 1, 2009– Sept. 30, 2009	April 1, 2008– Sept. 30, 2008
	T€	T€
Cost of services rendered	459	459
Selling expenses	763	725
General and administrative expenses	525	580
Interest expense	956	1,100

	2,703	2,864

Benefit Liability

	Sept. 30, 2009	March 31, 2009
	T€	T€
Defined benefit obligation	34,960	32,257
Unrecognized actuarial gains (losses)	3,052	3,052

Benefit liability	38,012	35,309

Changes in the present value of the defined benefit obligation are as follows:

	April 1, 2009– Sept. 30, 2009	April 1, 2008– March 31, 2009
	T€	T€
Defined Benefit Obligation at April 1	32,257	29,119
Current Service Cost	1,751	3,530
Interest Cost	956	1,696
Actual Benefit Payments	0	-131
Acquisition/Business Combination	0	1,066
Actuarial (Gains)/Losses	-4	-3,023

Defined Benefit Obligation at Sept. 30/March 31	34,960	32,257

        An estimation of pension provisions for the quarter ended September 30, 2009 was performed by the Company based on an actuarial pension appraisal as of June 6, 2009.

4.6   Other Provisions (current and non-current)

	Balance as of April 1, 2009	Utilization	Reversal	Addition	Interest	Balance as of Sept. 30, 2009
	T€	T€	T€	T€	T€	T€
Anniversary payments	179	-47	0	5	0	137
Asset retirement obligations	25,815	-110	0	886	-506	26,085
Restructuring	26,573	-13,727	-649	51	0	12,248
Legal fees and litigation costs	193	-73	-87	52	0	85
Other	13,676	-4,128	0	0	0	9,548

Total provisions	66,436	-18,085	-736	994	-506	48,103

        Other provisions can be segregated into current obligations (T€ 21,881) and non-current obligations (T€ 26,222).

        Due to a change in estimate with respect to the interest rate, inflation and revision of asset retirement obligation calculation as of September 30, 2009, the decrease of T€ 506 consist of T€ 1,114 for the change in interest rate and T€ 608 for the accretion in interest which is considered in interest expense.

Provisions for restructuring

        As of March 31, 2009 existing restructuring programs had remaining accruals in the amount of T€ 26,573. Included are accruals in connection with the reorganization of the regional technical department and certain other smaller restructuring programs. In the six months ended September 30, 2009 additions amounted to T€ 51 of which T€ 6 was accrued for as personnel expenses and T€ 45 as other operating expenses. Furthermore, T€ 13,727 was utilized and relate to severance payments of T€ 12,278 and to payments for other cost of T€ 1,449. Due to the reversal of T€ 649 the total provision amounted to T€ 12,248 as of September 30, 2009.

Other

        As of March 31, 2009 T€ 13,676 remained as other provision. In the six months ended September 30, 2009 T€ 4,128 were utilized primarily for settlements of specific parts of the dispute regarding the Acquisition resulting in a remaining total of T€ 9,548 as of September 30, 2009.

5.     Other Notes

5.1   Other Financial Obligations

Leasing and Rental Obligations

        KDG has entered into several long-term service agreements with DTAG as well as its subsidiary T-Systems International GmbH. These agreements include but are not limited to usage and access agreements for underground cable ducts, fiber optic cables, co-location facilities and energy. The agreements have primarily fixed prices; either based on a monthly or unit basis and are valid for up to thirty years. However, KDG can terminate the agreements with a notice period of 12 to 24 months.

        The financial obligations as of September 30, 2009 and March 31, 2009 include the obligations arising due to the earliest possible termination date of KDG and are as follows:

		September 30, 2009				March 31, 2009
Type of liability in T€		Due up to 1 year	Due between 1 and 5 years	Due more than 5 years	Total	Due up to 1 year	Due between 1 and 5 years	Due more than 5 years	Total
1.	Agreements with DTAG and subsidiaries	215,940	211,695	63,223	490,858	215,432	306,089	70,720	592,241
2.	License, rental and operating lease commitments	53,779	58,978	2,194	114,951	27,022	50,943	2,469	80,434
3.	Other	13,071	5,494	1,010	19,575	16,853	5,568	1,240	23,661

	Total	282,790	276,167	66,427	625,384	259,307	362,600	74,429	696,336

        The lease payments for cable ducts were T€ 25,829 for the quarter ended September 30, 2009 compared to T€ 25,850 for the quarter ended September 30, 2008. For the six months ended September 30, 2009 and September 30, 2008 the lease expenses for cable duct space were T€ 51,657 and T€ 51,734, respectively. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 to 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for 15 years, when the Company believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be canceled at the option of DTAG. As of September 30, 2009 and March 31, 2009 the total undiscounted financial obligations for cable ducts amounted to T€ 1,962,037 and T€ 2,013,670, respectively.

        For the quarter ended September 30, 2009, total leasing expenses were T€ 46,553 compared to T€ 45,077 for the quarter ended September 30, 2008. The total leasing expenses for the six months ended September 30, 2009 and September 30, 2008 amounted to T€ 93,111 and T€ 88,562, respectively.

5.2   Share-Based Payments

        As of September 30, 2009, the Company has five Management Equity Participation Programs ("MEP"). MEP I and the MEP IV share plan provide direct and indirect ownership in Cayman Cable Holding L.P. ("the Partnership"), the ultimate parent company of KDG and Cable Holding S.à.r.l. MEP II and III, the MEP IV option program and MEP V provide options on interests in the Partnership.

        In the six month period ended September 30, 2009, 24,084 options have been called by the Company based on the rules of the MEP V Option Plan without entitlement to any payment. These calls resulted in an increase in capital reserve of T€ 55. Options granted in regard to MEP I–IV were unchanged for the six months period ended September 30, 2009. While as of March 31, 2009, 685,688 options have been granted under MEP V the call of options lead to a decrease to 661,604 options as of September 30, 2009.

        As of September 30, 2009, members of Management Equity Participation plans hold direct and indirect interests of 3.74% and 0.89% respectively in the Cayman Cable Holding L.P. The number of options outstanding at September 30, 2009 amounts to 3,110,154.

6.     Segment Reporting

        For the purposes of segment reporting, KDG's activities are split into business segments. Business segments are the primary reporting format. This breakdown is based on the internal management and reporting system and takes into account the different risks and earnings structures of the business segments.

        The business activities of KDG and its subsidiaries focus on the operation of cable television networks in Germany. Risks and rewards do not differ within Germany. Therefore, operations do not need to be segmented into geographical segments and the secondary reporting format is not required.

        Segment information on intangible and tangible fixed assets, receivables, liabilities and profit or loss is provided in the primary reporting format. This segment information is obtained using the same disclosure and measurement methods as for the consolidated financial statements. There are no significant relationships between the individual segments, and therefore no intersegment relationships need to be eliminated. Any intrasegment relationships have been eliminated.

        Cable Access contains all activities and services linked to the customer's physical access to the Company's cable network either directly to end customers or indirectly through commercial level 4 operators or housing associations for which the Company charges a fee.

        Cable television access is the basis for free and paid services offered by the Company, including TV and radio services, Internet & Phone services. Recently the Company revised its strategy of requiring cable access as a basis for subscribing to Internet & Phone. Non-cable access customers may now subscribe to Internet & Phone services.

        The Company's cable access business generates revenues through subscription fees, installation fees and other revenues.

TV/Radio

        In addition to the access cable television business described in the above section, the Company offers its own pay TV packages. The Company sells its pay TV packages directly to consumers and to a lesser extent indirectly through certain level 4 operators and an unaffiliated regional cable television operator.

        The Company's TV/Radio business generates revenue through subscription fees, CPE sales and carriage fees.

Internet & Phone

        The Company can offer Internet & Phone services to those homes which are passed by its upgraded bidirectional network (630 MHz) and where the Company has the ability to market its products (Marketable Homes).

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

        TKS, a wholly owned subsidiary of KDVS, provides cable television, Internet and phone services to NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (DTAG) who prefer English language bills. Additionally, TKS sells certain telecommunication products in its shops to personnel on NATO military bases such as prepaid mobile phones, cash cards, and telecommunication related products and services.

Reconciliation

        Reconciliation includes all headquarter functions of the Company such as managing directors, legal and regulatory, finance, human resources, internal audit, corporate communication, investor relations, purchasing, IT and intercompany elimination.

Segment information by business segment is as follows:

	Cable Access July 1–Sept. 30		TV/Radio July 1–Sept. 30		Internet & Phone July 1–Sept. 30		TKS July 1–Sept. 30		Reconciliation July 1–Sept. 30		Total Group July 1–Sept. 30
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	T€		T€		T€		T€		T€		T€
Revenues	223,982	228,977	51,775	48,089	81,841	53,647	10,742	8,617	0	0	368,340	339,330
Profit or loss from ordinary activities	54,898	64,816	13,335	7,841	10,716	-4,225	2,406	1,018	-29,880	-31,684	51,475	37,766
Interest income	0	0	0	0	0	0	0	0	242	414	242	414
Interest expense	0	0	0	0	0	0	5	7	47,392	57,347	47,397	57,354
Income from associates	0	0	0	0	0	0	0	0	241	188	241	188
Profit or loss before taxes	54,898	64,816	13,335	7,841	10,716	-4,225	2,401	1,011	-76,789	-88,429	4,561	-18,986
Depreciation and amortization	66,047	64,067	7,491	7,252	30,952	20,720	456	471	6,822	7,237	111,768	99,747
Additions fixed assets	20,881	37,757	7,294	8,294	47,872	47,804	710	57	4,080	6,545	80,837	100,457

	Cable Access April 1–Sept. 30		TV/Radio April 1–Sept. 30		Internet & Phone April 1–Sept. 30		TKS April 1–Sept. 30		Reconciliation April 1–Sept. 30		Total Group April 1–Sept. 30
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	T€		T€		T€		T€		T€		T€
Revenues	453,668	456,144	104,473	94,160	156,952	101,763	20,447	16,422	0	0	735,540	668,489
Profit or loss from ordinary activities	120,781	133,949	23,407	13,586	11,818	-6,932	3,105	1,982	-57,449	-63,201	101,662	79,384
Interest income	0	0	0	0	0	0	5	0	2,823	664	2,828	664
Interest expense	0	0	0	0	0	0	11	11	88,614	102,984	88,625	102,995
Income from associates	0	0	0	0	0	0	0	0	483	13,379	483	13,379
Profit or loss before taxes	120,781	133,949	23,407	13,586	11,818	-6,932	3,099	1,971	-142,757	-152,142	16,348	-9,568
Depreciation and amortization	130,951	123,532	14,989	14,113	59,379	38,010	919	944	13,945	14,350	220,183	190,949
Additions fixed assets	5,329	615,049	10,348	20,347	79,393	139,625	1,041	102	8,302	9,954	104,413	785,077

Unterfoehring, November 17, 2009

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein Chief Executive Officer	Paul Thomason Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares Chief Operating Officer	Erik Adams Chief Marketing Officer

Kabel Deutschland GmbH, Unterfoehring Analysis of Fixed Assets for Period from April 1, 2009 to September 30, 2009	Appendix 1 to the notes

			Acquisition and production costs						Accumulated depreciation and amortization						Net book value
			April 1, 2009	Acquisitions	Additions	Disposals	Reclassifications	September 30, 2009	April 1, 2009	Additions	Disposals	Reclassification	Change in at-equity investments	September 30, 2009	September 30, 2009	March 31, 2009
			€	€	€	€	€	€	€	€	€	€	€	€	€	€
I.	Intangible assets
	1.	Software and Licences and other Contractual and Legal Rights	292,908,585.40	0.00	26,199,787.27	0.00	1,612,800.42	320,721,173.09	180,773,305.41	34,330,429.01	0.00	0.00	0.00	215,103,734.42	105,617,438.67	112,135,279.99
	2.	Internally generated software	20,236,892.14	0.00	2,149,422.07	0.00	0.00	22,386,314.21	11,696,325.61	1,542,111.33	0.00	0.00	0.00	13,238,436.94	9,147,877.27	8,540,566.53
	3.	Customer List	963,149,647.90	0.00	190,361.00	0.00	89,245.50	963,429,254.40	530,048,212.02	56,945,232.92	0.00	0.00	0.00	586,993,444.94	376,435,809.46	433,101,435.88
	4.	Goodwill	335,336,893.95	-48,063,348.00	0.00	0.00	0.00	287,273,545.95	0.00	0.00	0.00	0.00	0.00	0.00	287,273,545.95	335,336,893.95
	5.	Prepayments	14,840,069.09	0.00	5,041,711.16	0.00	-1,400,767.41	18,481,012.84	0.00	0.00	0.00	0.00	0.00	0.00	18,481,012.84	14,840,069.09

			1,626,472,088.48	-48,063,348.00	33,581,281.50	0.00	301,278.51	1,612,291,300.49	722,517,843.04	92,817,773.26	0.00	0.00	0.00	815,335,616.30	796,955,684.19	903,954,245.44

II.	Property and equipment
	1.	Buildings on non-owned land	17,360,353.77	0.00	712,281.84	0.00	1,585,968.85	19,658,604.46	5,419,310.92	1,158,630.23	0.00	0.00	0.00	6,577,941.15	13,080,663.31	11,941,042.85
	2.	Technical equipment	2,174,944,020.95	0.00	97,090,465.52	2,461,619.90	23,053,158.23	2,292,626,024.80	1,057,877,304.43	120,630,490.55	1,451,330.80	554,358.63	0.00	1,177,610,822.81	1,115,015,201.99	1,117,066,716.52
	3.	Other equipment, furniture and fixtures	87,168,018.15	0.00	2,675,799.12	1,217,916.81	-1,282,487.09	87,343,413.37	52,263,300.35	5,576,088.06	1,044,763.69	-554,358.63	0.00	56,240,266.09	31,103,147.28	34,904,717.80
	4.	Construction in progress	50,142,825.84	0.00	18,417,182.45	50,263.02	-23,657,918.50	44,851,826.77	0.00	0.00	0.00	0.00	0.00	0.00	44,851,826.77	50,142,825.84

			2,329,615,218.71	0.00	118,895,728.93	3,729,799.73	-301,278.51	2,444,479,869.40	1,115,559,915.70	127,365,208.84	2,496,094.49	0.00	0.00	1,240,429,030.05	1,204,050,839.35	1,214,055,303.01

III.	Financial Assets
		Equity investments in Associates	1,800,909.08	0.00	0.00	0.00	0.00	1,800,909.08	-3,829,169.96	0.00	0.00	0.00	-482,915.34	-4,312,085.30	6,112,994.38	5,630,079.04

			1,800,909.08	0.00	0.00	0.00	0.00	1,800,909.08	-3,829,169.96	0.00	0.00	0.00	-482,915.34	-4,312,085.30	6,112,994.38	5,630,079.04

			3,957,888,216.27	-48,063,348.00	152,477,010.43	3,729,799.73	0.00	4,058,572,078.97	1,834,248,588.78	220,182,982.10	2,496,094.49	0.00	-482,915.34	2,051,452,561.05	2,007,119,517.92	2,123,639,627.49

Kabel Deutschland GmbH, Unterfoehring Analysis of Fixed Assets for Period from April 1, 2008 to September 30, 2008	Appendix 2 to the notes

			Acquisition and production costs							Accumulated depreciation and amortization							Net book value
			April 1, 2008	Acquisitions	Additions	Disposals		Reclassifications	September 30, 2008	April 1, 2008	Additions	Disposals		Reclassification	Change in at-equity investments	September 30, 2008	September 30, 2008	March 31, 2008
			€	€	€	€		€	€	€	€	€		€	€	€	€	€
I.	Intangible assets		975,669,367.32	557,245,455.05	33,707,282.92	0.00		6,341,829.54	1,572,963,934.83	543,791,195.40	86,257,767.54	0.00		576.78	0.00	630,049,539.72	942,914,395.11	431,878,171.92

II.	Property and equipment
	1.	Buildings on non-owned land	12,887,738.70	72,253.98	629,182.19	0.00		1,347,118.70	14,936,293.57	3,638,237.83	819,829.56	0.00		0.00	0.00	4,458,067.39	10,478,226.18	9,249,500.87
	2.	Technical equipment	1,837,617,142.28	59,286,868.40	95,512,166.23	1,552,360.30		26,484,376.63	2,017,348,193.24	849,404,662.24	98,949,217.86	622,220.21		-2,408.67	0.00	947,729,251.22	1,069,618,942.02	988,212,480.04
	3.	Other equipment, furniture and fixtures	70,499,598.12	462,497.21	3,912,663.68	1,121,027.15		3,683,763.22	77,437,495.08	43,526,536.49	4,921,777.13	1,101,673.16		1,831.89	0.00	47,348,472.35	30,089,022.73	26,973,061.63
	4.	Construction in progress	61,517,050.93	10,625,048.79	23,623,706.78	43,139.87		-33,250,366.47	62,472,300.16	0.00	0.00	0.00		0.00	0.00	0.00	62,472,300.16	61,517,050.93

			1,982,521,530.03	70,446,668.38	123,677,718.88	2,716,527.32		-1,735,107.92	2,172,194,282.05	896,569,436.56	104,690,824.55	1,723,893.37		-576.78	0.00	999,535,790.96	1,172,658,491.09	1,085,952,093.47

III.	Financial Assets
	1.	Equity investments in Associates	5,820,595.03	0.00	0.00	4,019,685.95	*	0.00	1,800,909.08	-533,117.28	0.00	2,248,342.92	*	0.00	-375,587.16	-3,157,047.36	4,957,956.44	6,353,712.31
	2.	Other	4,631,722.13	0.00	0.00	0.00		-4,606,721.62	25,000.51	0.00	0.00	0.00		0.00	0.00	0.00	25,000.51	4,631,722.13

			10,452,317.16	0.00	0.00	4,019,685.95		-4,606,721.62	1,825,909.59	-533,117.28	0.00	2,248,342.92		0.00	-375,587.16	-3,157,047.36	4,982,956.95	10,985,434.44

			2,968,643,214.51	627,692,123.43	157,385,001.80	6,736,213.27		0.00	3,746,984,126.47	1,439,827,514.68	190,948,592.09	3,972,236.29		0.00	-375,587.16	1,626,428,283.32	2,120,555,843.15	1,528,815,699.83

*
Includes the figures of the former associated companies, following the acquisitions these are classified as affiliated companies

Kabel Deutschland GmbH, Unterfoehring
Group Management Report
for the Quarter and the Six Months Ended September 30, 2009

Our Business

        Kabel Deutschland GmbH (KDG GmbH) was founded on December 17, 2002 and maintains its registered legal seat in Unterfoehring (commercial register Munich HRB 145837). KDG GmbH's sole shareholder is Kabel Deutschland Holding GmbH (KDGHoldCo) which is wholly owned by Cable Holding S.à r.l. (LuxCo). LuxCo is wholly owned by Cayman Cable Holding LP, George Town, Cayman Islands (Cayman Cable). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (KDVS), a wholly owned subsidiary of KDG GmbH.

        We are the largest cable television operator in Germany, operating in 13 of the 16 federal states (with the exception of Hesse, North Rhine-Westphalia and Baden-Wuerttemberg). KDG GmbH and its subsidiaries (together KDG or the Company) are the market leaders in the German cable television business in terms of homes passed, subscribers, revenue generating units (RGUs) and revenue. As of September 30, 2009, the Company's cable television network passed approximately 15.3 million homes.

        On April 30, 2008, the Company acquired from the Orion Cable Group, a level 4 cable TV operator in Germany, networks serving approximately 1.1 million cable television subscribers in eight German federal states where KDG also has cable TV operations ('the Acquisition'). At the acquisition date, this acquisition resulted in 276 thousand new cable TV subscribers and a reclassification of 789 thousand subscribers from wholesale or indirect to business or direct relationships.

        A growing portion of our customers purchase more than one of our service offerings which include basic Cable Access, pay TV, Internet & Phone and Mobile Phone. We refer to each service to which a customer subscribes as a revenue generating unit or RGU. As of September 30, 2009, the Company served approximately 11,841 thousand RGUs, which are comprised of 9,111 thousand Cable Access, 1,008 thousand TV/Radio(1), 871 thousand Phone and 851 thousand Internet RGUs.

(1)
TV/Radio RGUs comprise pay TV and Personal Video Recorder RGUs which were shown separately until March 31, 2009.

Development of Subscribers and RGUs

	As of September 30,
	2009	2008
	in thousands
Homes passed	15,293	15,293
% penetration(2)	59%	60%
Total subscribers (homes connected)	9,006	9,179
thereof Cable Access subscribers	8,863	9,110
thereof Kabel Internet and Phone subscribers "solo"(3)	143	69
Total RGUs(4)	11,841	11,256
Cable Access RGUs(5)	9,111	9,282
TV/Radio RGUs	1,008	896
Kabel Internet RGUs	851	548
Kabel Phone RGUs	871	530
Network
Homes passed upgraded for 2-way-communication	12,002	11,229
Homes passed marketable upgraded for 2-way-communication	8,715	7,779

        Subscribers are segmented into direct customers (B2C and B2B) and indirect wholesale customers. Total subscribers as of September 30, 2009 decreased by 173 thousand compared to September 30, 2008, primarily due to losses in wholesale customers, the lowest ARPU(6) segment.

        TV/Radio RGUs' growth continued through the six months ended September 30, 2009. The Company offers Internet & Phone products independently; however, a great majority of new subscribers choose a bundled product. Internet & Phone subscription growth remains strong.

        We generate revenue through subscription and distribution fees from our Cable Access business, pay TV business, broadband Internet & Phone business and from other activities. In general, monthly subscription rates paid by our access customers depend on the number of subscribers connected to a network connection point. Single family direct customers pay a higher monthly subscription fee on a per subscriber basis than level 4 operators or housing associations that aggregate several subscribers behind one network connection point.

        Level 4 operators typically resell KDG's video signal to housing associations, but in some cases directly to end users. Subscribers served by level 4 operators are characterized as wholesale subscribers by KDG. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service.

        In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their analog and digital television signals via the Company's network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered via the network into our subscribers' homes.

(2)
Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by KDG's network at the end of the relevant period.
(3)
Internet & Phone 'Solo' subscribers: Non-cable television access customers subscribing to Internet & Phone services only.
(4)
Revenue generating units (RGUs) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but two RGUs.
(5)
Includes cable TV subscriber plus direct Digital Access customers within our B2B subscriber base.
(6)
Average revenue per unit (ARPU) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.

Comparative Operating Results for the Quarter ended September 30, 2009 and September 30, 2008

        We operate the business through four operating segments, Cable Access, TV/Radio, Internet & Phone, TKS, and one administrative segment which primarily includes central services and corporate activities. On the following pages we will give an overview of the development of our business based on financial results.

Revenues

        The following chart gives an overview of the Company's revenues. Total revenues for the quarter ended September 30, 2009 increased by T€ 29,010 or 8.5% to T€ 368,340 from T€ 339,330 for the quarter ended September 30, 2008.

	Quarter Ended September 30,
	2009	2008
	T€
Cable Access	223,982	228,977
TV/Radio	51,775	48,089
Internet & Phone	81,841	53,647
TKS	10,742	8,617

Total Revenues	368,340	339,330

Cable Access

        Cable Access contains all activities and services linked to the customer's physical access to the Company's cable network, either directly to end customers or indirectly through commercial level 4 operators for which the Company charges a fee.

        Cable Access has historically been the primary basis for services offered by the Company, including TV/Radio and Internet & Phone services. In September 2007, the Company revised its strategy of requiring cable access as a basis for subscribing to Internet & Phone in order to reach customers not using cable television.

        Our Cable Access business generates revenues through subscription fees, installation fees and other revenues. Through our cable television access business we generated T€ 223,982 or approximately 60.8% of our total revenues for the quarter ended September 30, 2009.

  •
  Cable Access subscription fees paid for the access to our network and the delivery of analog and digital signals are generated from individuals, businesses and housing associations. Our primary cable access offering consists of 32 analog television channels and up to 36 analog radio channels. Since April 2006 a basic digital service for single family homes has been offered under the brand name 'Digitaler Kabelanschluss'. This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany. In total, up to 102 digital free-to-air (FTA) channels and 75 free digital radio channels are offered in the digital access product. The product includes an enhanced electronic program guide (EPG) and access to a pay-per-view service. Additionally, the Company provides the customer with a set top box free of charge to upgrade to digital access. KDG also offers digital cable products within its B2B subscriber base.

  •
  Installation and network connection fees and reimbursements. Generally, first-time subscribers are charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network. From time to time installation fees are waived as a sales promotion.

  •
  Other revenues are primarily generated from services for special customer requirements in the net level 4 (such as reconstruction or maintenance).

	Quarter Ended September 30,
	2009	2008
	T€
Cable Access Subscription Fees	220,878	226,314
Installation Fees	2,235	1,598
Other Revenues	869	1,065

Total Cable Access Revenues	223,982	228,977

€
ARPU(7)
Cable Access	8.07	8.17

	As of September 30,
	2009	2008
	in thousand
RGU(8)
Cable Access	9,072	9,240

        In the quarter ended September 30, 2009 Cable Access subscription fees decreased by T€ 5,436 or 2.4% to T€ 220,878 from T€ 226,314 in the quarter ended September 30, 2008. Cable Access subscription revenues decreased, based on subscriber losses mostly in the lower ARPU segment, which are wholesale customers. The real decline on a quarter to quarter comparison is smaller than reported due to certain one-time items and changes in revenue recognition methods related to the Acquisition.

        For the quarter ended September 30, 2009 installation fees increased by T€ 637 or 39.9% to T€ 2,235 from T€ 1,598 for the quarter ended September 30, 2008.

        For the quarter ended September 30, 2009 other revenues decreased by T€ 196 or 18.4% to T€ 869 from T€ 1,065 for the quarter ended September 30, 2008.

        The Cable Access ARPU decreased by € 0.10 to € 8.07 in the quarter ended September 30, 2009 from € 8.17 in the quarter ended September 30, 2008. The quarterly ARPU comparison is also impacted by the above mentioned one-time items; year to date values are more meaningful (see page 34).

TV/Radio

        In addition to the Cable Access subscription business described above, the Company offers its own pay TV product portfolio. The Company's pay TV packages are branded as Kabel Digital Home and Kabel Digital International. Kabel Digital Home offers 43 basic pay TV channels within seven genres (documentaries, feature films and series, sports, entertainment, children's TV, music and adult programming) dedicated to a German-speaking audience. Kabel Digital International comprises 42 foreign-language pay TV channels catering to the demand of Germany's ethnic populations. The Company sells its pay TV packages directly to consumers and, to a lesser extent, indirectly through certain level 4 operators and an unaffiliated regional cable television operator. Under these agreements, the wholesale customer typically receives a discount on our listed retail subscription fee.

(7)
The Cable Access ARPU only relates to Cable Access subscription fees.
(8)
TKS RGUs are not included; therefore the figures differ from Cable Access RGUs on page 21.

        Our TV/Radio business generates revenue through carriage fees, subscription fees and customer premise equipment (CPE; e.g. receivers) sales.

  •
  Analog carriage fees. In addition to providing basic cable television services to its subscribers, the Company charges more than 250 international, national, regional and local broadcasters' carriage fees for delivering their television and radio signals over the Company's network. These carriage fees are typically based on the number of homes into which the signal is delivered.

  •
  Digital carriage fees are derived from the transmission of digital television programs on behalf of third party program providers. The Company also delivers digital television programming offered by the public broadcasters, most of the large private free-to-air (FTA) broadcasters and an unaffiliated pay TV operator in Germany. The unaffiliated pay TV operator pays fixed carriage fees as well as conditional access-service fees.

  •
  TV/Radio subscription fees and CPE sales. Homes connected to our network can receive the digital programming of the public broadcasters and most private broadcasters free of charge if they are digital cable access subscribers and have a digital receiver (set top box) and an activated smartcard. Customers can also subscribe to the Company's pay TV product portfolio containing Kabel Digital Home and Kabel Digital International as well as to a pay-per-view service. In addition, customers can subscribe to have the Company's Personal Video Recorder product, Kabel Digital+, which contains an enhanced digital receiver with an integrated hard disc drive and a more sophisticated EPG.

	Quarter Ended September 30,
	2009	2008
	T€
Analog/Digital Carriage Fees	25,270	24,858
TV/Radio Subscription Fees	23,907	21,437
Other Digital Revenues	2,598	1,794	(9)

Total TV/Radio revenues	51,775	48,089

€
ARPU(10)
TV/Radio blended	8.06	8.02

	As of September 30,
	2009	2008
	in thousand
RGU
TV/Radio	1,008	896

        Carriage fees increased slightly by T€ 412 to T€ 25,270 in the quarter ended September 30, 2009 from T€ 24,858 for the quarter ended September 30, 2008. The future development of carriage fees will depend on the number of subscribers connected to our network.

        TV/Radio subscription fees increased by T€ 2,470 or 11.5% to T€ 23,907 in the quarter ended September 30, 2009 from T€ 21,437 for the quarter ended September 30, 2008 primarily resulting from a growing subscriber base and to a lesser extent increased ARPU related to subscribers coming out of promotion periods.

(9)
Until September 30, 2008 Playout Facility Fees were shown separately and are now classified as other revenues. Therefore the above figure for 2008 differs from the historical figure published for the quarter ended September 30, 2008.
(10)
The TV/Radio ARPU only relates to TV/Radio subscription fees.

        Other digital revenues increased by T€ 804 or 44.8% to T€ 2,598 in the quarter ended September 30, 2009 from T€ 1,794 in the quarter ended September 30, 2008 primarily due to an increase of revenues from the sale of set top boxes to our customers.

        The total blended TV/Radio ARPU increased slightly to € 8.06 in the quarter ended September 30, 2009 from € 8.02 in the quarter ended September 30, 2008.

Internet & Phone

        The Company can offer Internet & Phone services to those homes that are passed by its upgraded bi-directional network (630 MHz or 862 MHz) and where we have the ability to market our products (Marketable Homes). As of September 30, 2009, the Company passed approximately 12.0 million homes with an upgraded network that had return path capability to enable two-way communication. The Company offers Internet & Phone products independently; however, most customers subscribe to bundled offerings. Prior to September 2007, the Internet & Phone product was only offered to customers who subscribed to cable television access; since then we have also offered Internet & Phone to non-cable television access subscribers. As of September 30, 2009, the Company served approximately 967 thousand subscribers that generated approximately 851 thousand Internet and 871 thousand Phone RGUs.

	Quarter Ended September 30,
	2009	2008
	T€
Subscription Fees (recurring)	77,518	51,497
Installation Fees and other non-recurring revenues	4,323	2,150

Total Internet & Phone Revenues	81,841	53,647

€
ARPU
Kabel Internet & Kabel Phone blended	15.54	17.15

	As of September 30,
	2009	2008
	in thousand
RGU
Kabel Internet	851	548
Kabel Phone	871	530

Total Internet & Phone RGUs	1,722	1,078

        Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of CPE.

        In the quarter ended September 30, 2009, subscription fees increased by T€ 26,021 to T€ 77,518 from T€ 51,497 for the quarter ended September 30, 2008. The strong increase of Internet & Phone RGUs offset the decline in ARPUs.

        In the quarter ended September 30, 2009, installation fees and other non-recurring revenues doubled to T€ 4,323 from T€ 2,150 for the quarter ended September 30, 2008. This increase is primarily related to an increase in revenues from the sale of CPE (e.g. HomeBox and WLAN router) and a price increase of the one-off setup fee charged to customers for the installation of Internet & Phone connections.

        The Internet & Phone ARPU decreased by € 1.61 or 9.4% to € 15.54 in the quarter ended September 30, 2009 from € 17.15 for the quarter ended September 30, 2008 which was primarily driven by promotional activities in order to be more competitive in the fast growing Internet & Phone market and to a lesser extent a reduction in variable phone usage time and related charges.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

        TKS, a wholly owned subsidiary of KDVS, provides cable access, internet and phone services to NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (DTAG) who prefer English-language bills.

        Additionally, TKS sells certain telecommunication products to personnel on NATO military bases, such as prepaid mobile phones, cash cards, and telecommunication related products and services.

	Quarter Ended September 30,
	2009	2008
	T€
Internet Revenues	2,646	2,117
Merchandise	2,584	1,142
Phone Service Revenues	2,518	1,767	(11)
Billing Service Revenues	1,500	1,740
Cable Television Revenues	1,101	1,103	(11)
Mobile Phone Service Revenues	243	602
Other Revenues	150	146	(11)

Total TKS Revenues	10,742	8,617

        TKS revenues increased by T€ 2,125 or 24.7% to T€ 10,742 for the quarter ended September 30, 2009 from T€ 8,617 for the quarter ended September 30, 2008. The increase is primarily related to the TKS bundled product 'Surf'n'Talk', which combines Internet services and Phone services, and the increase in merchandise due to the strong demand for high value DTAG mobile phone contracts where TKS acts as agent.

(11)
The figures differ from the historical figures published for the quarter ended September 30, 2008. An adjustment of these figures was necessary due to a change of the classification method in 2009. The impact was insignificant.

Expenses

        Total expenses for the quarter ended September 30, 2009 increased by T€ 16,299 or 5.3% to T€ 322,779 from T€ 306,480 for the quarter ended September 30, 2008. Of the T€ 16,299 increase, approximately T€ 8,984 relate to increased depreciation due to investments for the upgrade of our network in the prior years and T€ 5,278 related to increased network expenses.

	Quarter Ended September 30,
	2009	2008
	T€
Cost of Services Rendered	186,332	167,708
Selling Expenses	105,516	106,619
General and Administrative Expenses	30,931	32,153

Total Expenses	322,779	306,480

        Included in total operating expenses for the quarter ended September 30, 2008 are accrued costs associated with a restructuring plan related to the Acquisition in the amount of T€ 5,025.

Cost of Services Rendered

        Cost of services rendered are primarily costs related to providing service to our customers.

	Quarter Ended September 30,
	2009	2008
	T€
Cost of Materials and Services	98,878	85,224
Personnel Expenses	8,481	11,612
Depreciation and Amortization	59,216	50,232
Other Cost and Expenses	19,757	20,640

Total Cost of Services Rendered	186,332	167,708

        In the quarter ended September 30, 2009, cost of services rendered increased by T€ 18,624 or 11.1% to T€ 186,332 from T€ 167,708 for the quarter ended September 30, 2008.

        Included in costs of services rendered for the quarter ended September 30, 2008 are accrued expenses for the restructuring associated with the Acquisition in the amount of T€ 1,574.

        Cost of materials and services primarily include Service Level Agreements (SLA) with DTAG and to a lesser extent with other service providers. These SLAs are generally related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition to SLA payments, cost of materials and services include content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services. In the quarter ended September 30, 2009, cost of materials and services increased by T€ 13,654 or 16.0% to T€ 98,878 from T€ 85,224 for the quarter ended September 30, 2008. Cost of materials and services in the quarter ended September 30, 2009 corresponds to 26.8% of our total revenues compared to 25.1% in the quarter ended September 30, 2008.

        Network expenses comprise costs for SLAs for leased lines primarily from DTAG and connectivity. Expenses for SLAs increased by T€ 3,959 or 8.6% to T€ 49,884 for the quarter ended September 30, 2009 from T€ 45,925 in the quarter ended September 30, 2008 primarily due to the lease of additional lines required for more network capacity due to the growth of the Company's Internet & Phone business. Connectivity increased by T€ 1,319 or 28.1% to T€ 6,020 for the quarter ended September 30, 2009 from T€ 4,701 for the quarter ended September 30, 2008 primarily due to the continued expansion of our upgraded networks and the addition of broadband capacity (e.g. by leasing of regional backbones). As long as the Company continues to extend the upgraded network and to add additional capacity and customers, we expect that network costs will continue to increase.

        In the quarter ended September 30, 2009, content costs, primarily for pay TV activities, remained relatively stable at T€ 12,301 compared to T€ 11,935 in the quarter ended September 30, 2008.

        Costs for interconnection increased by T€ 2,639 or 43.6% to T€ 8,689 for the quarter ended September 30, 2009 from T€ 6,050 for the quarter ended September 30, 2008 primarily due to the increased voice traffic related to the increase in phone subscribers. We believe that interconnection costs will continue to increase as the number of phone subscribers increases.

        In the quarter ended September 30, 2009 other cost of materials and services increased by T€ 5,371 or 32.3% to T€ 21,984 from T€ 16,613 for the quarter ended September 30, 2008 primarily due to an increase of CPE and other consumer equipment sold compared to prior years. This increase in number of units sold has generated a corresponding increase of revenues from the sale of these equipment.

        Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as expenses for restructuring and to a smaller extent non-cash expenses related to the Management Equity Participation program. In the quarter ended September 30, 2008 personnel expenses included T€ 1,525 restructuring expenses related to the Acquisition. Personnel expenses adjusted by restructuring expenses and the Management Equity Participation program decreased by T€ 1,593 or 15.8% to T€ 8,462 in the quarter ended September 30, 2009 from T€ 10,055 for the quarter ended September 30, 2008 primarily due to a decrease in number of employees as a result of the restructurings of the technical departments.

        Depreciation and amortization expenses primarily include the depreciation of the network and capitalized leased transponders. In the quarter ended September 30, 2009, depreciation and amortization expenses increased by T€ 8,984 or 17.9% to T€ 59,216 from T€ 50,232 for the quarter ended September 30, 2008, primarily due to substantial investments made to upgrade the network for two way capacity during the last year.

        Other cost and expenses primarily include copyright fees, IT, rent for technical infrastructure and other miscellaneous expenses. In the quarter ended September 30, 2009, other cost and expenses decreased by T€ 883 or 4.3% to T€ 19,757 from T€ 20,640 for the quarter ended September 30, 2008.

Selling Expenses

        Selling expenses are expenses incurred to support the sales effort of the Company's products and services.

	Quarter Ended September 30,
	2009	2008
	T€
Cost of Materials and Services	6,315	5,031
Personnel Expenses	20,201	21,875
Depreciation and Amortization	46,043	42,553
Other Cost and Expenses	32,957	37,160

Total Selling Expenses	105,516	106,619

        In the quarter ended September 30, 2009, selling expenses decreased slightly by T€ 1,103 to T€ 105,516 from T€ 106,619 for the quarter ended September 30, 2008.

        Included in selling expenses for the quarter ended September 30, 2008 are accrued expenses for the restructuring associated with the Acquisition in the amount of T€ 1,829.

        Cost of materials and services included in selling expenses are services related to the general distribution of our products and services. Cost of materials and services increased by T€ 1,284 or 25.5% to T€ 6,315 for the quarter ended September 30, 2009 from T€ 5,031 for the quarter ended September 30, 2008 primarily due to increased expenses for the use of external call centers. This increase was partly offset by a decrease in CPE expenses because of a change in the business model; certain CPE is now rented out instead of being purchased by our customers.

        Personnel expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as expenses for restructuring and to a smaller extent non-cash expenses related to the Management Equity Participation program. In the quarter ended September 30, 2008 personnel expenses included T€ 1,828 of restructuring expenses related to the Acquisition. Personnel expenses adjusted by restructuring expenses and the Management Equity Participation program remained stable at T€ 20,094 in the quarter ended September 30, 2009 compared to T€ 19,922 in the quarter ended September 30, 2008.

        Depreciation and amortization expenses primarily include the amortization of the customer list, capitalized receivers, capitalized sales commissions paid to third party agents (typically external call center representatives and sales agents). The amortization period for the capitalized subscriber acquisition costs depends on the product offered and is 8.5 years for our access products, which corresponds to the expected average life of the contracts, and 12 or 24 months for our pay TV and Internet & Phone products, which corresponds to the fixed contract duration. Depreciation and amortization expenses increased by T€ 3,490 or 8.2% to T€ 46,043 for the quarter ended September 30, 2009 from T€ 42,553 for the quarter ended September 30, 2008 due to higher amortization of capitalized subscriber acquisition costs primarily related to Internet & Phone sales and increased depreciation of capitalized receivers and smartcards.

        Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. These costs decreased by T€ 4,203 or 11.3% to T€ 32,957 for the quarter ended September 30, 2009 from T€ 37,160 for the quarter ended September 30, 2008 primarily related to a decrease of marketing expenses due to a change in marketing mix to gain improved efficiency.

General and Administrative Expenses

        General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations. These are expenses that are not directly allocated to cost of services rendered or to selling expenses.

	Quarter Ended September 30,
	2009	2008
	T€
Personnel Expenses	13,621	11,262
Depreciation and Amortization	6,509	6,962
Other Cost and Expenses	10,801	13,929

Total General and Administrative Expenses	30,931	32,153

        In the quarter ended September 30, 2009, general and administrative expenses decreased by T€ 1,222 or 3.8% to T€ 30,931 from T€ 32,153 for the quarter ended September 30, 2008.

        Included in general and administrative expenses for the quarter ended September 30, 2008 are accrued expenses for the restructuring regarding the Acquisition in the amount of T€ 1,622.

        Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 2,556 or 23.4% to T€ 13,482 in the quarter ended September 30, 2009 from T€ 10,926 in the quarter ended September 30, 2008 primarily due to increased expenses for performance related bonus accruals and an increase in the number of employees.

        Depreciation and amortization expenses primarily include the depreciation and amortization of IT and standard software licenses. In the quarter ended September 30, 2009, these expenses decreased slightly by T€ 453 to T€ 6,509 from T€ 6,962 in the quarter ended September 30, 2008.

        Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the quarter ended September 30, 2009, other cost and expenses decreased by T€ 3,128 or 22.5% to T€ 10,801 from T€ 13,929 for the quarter ended September 30, 2008. This results primarily from a change in the use of the Service Level Agreements in connection with the Acquisition. In the previous year SLAs were used for the acquired companies during the initial integration phase. As a result of the integration of the acquired companies into our business, KDG now internally performs most of the central services which were provided by the Orion Group during the initial integration stage in the previous year. Consequently, the SLAs in the quarter ended September 30, 2009 were used to a much lesser extent compared to the quarter ended September 30, 2008.

Profit from Ordinary Activities

        Profit from ordinary activities for the quarter ended September 30, 2009 increased by T€ 13,709 or 36.3% to T€ 51,475 from T€ 37,766 for the quarter ended September 30, 2008.

        The increase in profit from ordinary activities is primarily related to the issues discussed in the above sections.

Interest Income

        Interest income is derived from our bank deposits. In the quarter ended September 30, 2009 interest income decreased by T€ 172 to T€ 242 from T€ 414 in the quarter ended September 30, 2008.

Interest Expenses

        Interest expenses include interest accrued on bank loans, the Company's 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest expenses decreased by T€ 9,956 or 17.4% to T€ 47,398 for the quarter ended September 30, 2009 from T€ 57,354 for the quarter ended September 30, 2008. This decrease is primarily related to a decrease in interest expense on the Senior Credit Facility due to lower interest rates in 2009 and lower borrowings under our revolver. The average interest rate for the quarter ended September 30, 2009 was 3.02% compared to 6.83% for the quarter ended September 30, 2008.

        The company acquired between December 2008 and March 2009 on a forward basis currency hedges to effectively prolong the existing swaps which matured in July 2009. The new swap agreements run through July 2011. These swaps are currently not part of a hedge accounting relationship but we might choose to do so going forward. Therefore in the quarter ended September 30, 2009 net gains or losses in fair values are recognized as interest expenses.

	Quarter Ended September 30,
	2009	2008
	T€
Senior Notes	20,836	19,616
Senior Credit Facility	12,782	31,465
Currency Hedge	6,990	n/a
Amortization of Capitalized Finance Fees	4,961	2,916
Finance Lease	473	629
Pensions	472	410
Asset Retirement Obligations	309	283
Interest Hedge	n/a	1,712
Other	575	322

Total Interest Expenses	47,398	57,354

        Outstanding interest bearing indebtedness as of September 30, 2009 decreased by T€ 200,000 to T€ 2,440,553 from T€ 2,640,553 as of September 30, 2008 due to lower borrowings under our revolver.

Income from Associates

        Income from associates increased to T€ 241 for the quarter ended September 30, 2009 from T€ 188 in the quarter ended September 30, 2008.

Profit/Loss before Taxes

        In the quarter ended September 30, 2009 a profit before taxes was recorded in the amount of T€ 4,561 compared to a loss before taxes of T€ 18,986 in the quarter ended September 30, 2008.

        This change is related to the issues discussed in the above sections.

Taxes on Income

        Tax expenses increased by T€ 2,748 to T€ 6,084 in the quarter ended September 30, 2009 from T€ 3,336 in the quarter ended September 30, 2008. For the quarter ended September 30, 2009 taxes are comprised of current tax expenses of T€ 7,417 and deferred tax income of T€ 1,333. For the quarter ended September 30, 2008 taxes were comprised of current tax expenses of T€ 4,284 and deferred tax income of T€ 948.

        The increase of current tax expenses in the quarter ended September 30, 2009 is due to an increase of profit before taxes which could not be fully offset by the tax loss carry-forwards in place.

Net Loss

        In the quarter ended September 30, 2009 net loss decreased by T€ 20,799 to T€ 1,523 from T€ 22,322 in the quarter ended September 30, 2008.

        The decrease in net loss is related to the issues discussed in the above sections.

Adjusted EBITDA

        Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation program and non-cash restructuring expenses (Adjusted EBITDA(12)) increased by T€ 20,540 or 14.4% to T€ 163,479 in the quarter ended September 30, 2009 from T€ 142,939 for the quarter ended September 30, 2008. The increase primarily relates to the rapid growth in adjusted EBITDA from the Internet & Phone and the pay TV segments.

	Quarter Ended September 30,
	2009	2008
	T€
Profit from Ordinary Activities	51,475	37,766
Depreciation and Amortization	111,768	99,747
MEP related non-cash Expenses	257	431
Restructuring (Income)/Expenses	-21	4,995

Adjusted EBITDA	163,479	142,939

(12)
Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that 'Consolidated EBITDA' is calculated under the indenture governing the Notes or under the terms of our Senior Credit Facilities.

Segment Reporting

        The following tables reflect the allocation of Adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(13) for the quarters ended September 30, 2009 and 2008:

Quarter Ended September 30, 2009	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	54,898	13,335	10,716	2,406	-29,880	51,475
Depreciation and Amortization	66,047	7,491	30,952	456	6,822	111,768
MEP related non-cash Expenses	80	5	24	4	144	257
Restructuring Income	-20	0	0	0	-1	-21

Adjusted EBITDA	121,005	20,831	41,692	2,866	-22,915	163,479

Quarter Ended September 30, 2008	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	64,816	7,841	-4,225	1,018	-31,684	37,766
Depreciation and Amortization	64,067	7,252	20,720	471	7,237	99,747
MEP related non-cash Expenses	110	18	25	3	275	431
Restructuring Expenses	3,403	0	0	0	1,592	4,995

Adjusted EBITDA	132,396	15,111	16,520	1,492	-22,580	142,939

Comparative Operating Results for the Six months ended September 30, 2009 and September 30, 2008

Revenues

        The following chart gives an overview of the Company's revenues for the six months ended September 30, 2009 compared to the six months ended September 30, 2008. Total revenues for the six months ended September 30, 2009 increased by T€ 67,051 or 10.0% to T€ 735,540 from T€ 668,489 for the six months ended September 30, 2008.

	Six Months Ended September 30,
	2009	2008
	T€
Cable Access	453,668	456,144
TV/Radio	104,473	94,160
Internet & Phone	156,952	101,763
TKS	20,447	16,422

Total Revenues	735,540	668,489

(13)
Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

Cable Access

	Six Months Ended September 30,
	2009	2008
	T€
Cable Access Subscription Fees	448,213	449,969
Installation Fees	3,635	4,108
Other Revenues	1,820	2,067

Total Cable Access Revenues	453,668	456,144

€
ARPU(14)
Cable Access	8.13	8.17

	As of September 30,
	2009	2008
	in thousand
RGU(15)
Cable Access	9,072	9,240

        For the six months ended September 30, 2009 Cable Access subscription fees decreased slightly by T€ 1,756 to T€ 448,213 from T€ 449,969 for the six months ended September 30, 2008. Cable Access subscription revenues decreased based on subscriber losses primarily in the wholesale sector, the lowest ARPU segment.

        For the six months ended September 30, 2009 installation fees decreased by T€ 473 or 11.5% to T€ 3,635 from T€ 4,108 for the six months ended September 30, 2008. The decline was primarily related to promotional activities.

        For the six months ended September 30, 2009 other revenues decreased by T€ 247 or 11.9% to T€ 1,820 from T€ 2,067 for the six months ended September 30, 2008.

        The Cable Access ARPU declined marginally with € 8.13 in the six months ended September 30, 2009 compared to € 8.17 in the six months ended September 30, 2008.

TV/Radio

	Six Months Ended September 30,
	2009	2008
	T€
Analog/Digital Carriage Fees	50,369	49,292
TV/Radio Subscription Fees	49,164	41,240
Other Digital Revenues	4,940	3,628	(16)

Total TV/Radio revenues	104,473	94,160

€
ARPU(17)
TV/Radio blended	8.06	7.79

(14)
The Cable Access ARPU only relates to Cable Access subscription fees.
(15)
TKS RGUs are not included, therefore the figures differ from Cable Access RGUs on page 21.
(16)
Until September 30, 2008 Playout Facility Fees were shown separately and are now classified as other revenues. Therefore the above figure for 2008 differs from the historical figure published for the six months ended September 30, 2008.
(17)
The TV/Radio ARPU only relates to TV/Radio subscription fees.

	As of September 30,
	2009	2008
	in thousand
RGU
TV/Radio	1,008	896

        In the six months ended September 30, 2009 carriage fees increased slightly by T€ 1,077 to T€ 50,369 from T€ 49,292 for the six months ended September 30, 2008. The future development of carriage fees will depend on the number of subscribers connected to our network.

        TV/Radio subscription fees increased by T€ 7,924 or 19.2% to T€ 49,164 for the six months ended September 30, 2009 from T€ 41,240 for the six months ended September 30, 2008 primarily resulting from a growing subscriber base.

        Other digital revenues increased by T€ 1,312 or 36.2% to T€ 4,940 in the six months ended September 30, 2009 from T€ 3,628 in the six months ended September 30, 2008 primarily due to an increase of revenues from the sale of set top boxes to our customers.

        The total blended TV/Radio ARPU increased by € 0.27 or 3.5% to € 8.06 in the six months ended September 30, 2009 from € 7.79 in the six months ended September 30, 2008. This increase is due to a decline in the number of customers who pay a reduced price in the initial promotional period and an increase in subscription rates for new customers as of May 2008.

Internet & Phone

	Six Months Ended September 30,
	2009	2008
	T€
Subscription Fees (recurring)	148,874	97,645
Installation Fees and other non-recurring revenues	8,078	4,118

Total Internet & Phone Revenues	156,952	101,763

€
ARPU
Kabel Internet & Kabel Phone blended	15.55	17.55

	As of September 30,
	2009	2008
	in thousand
RGU
Kabel Internet	851	548
Kabel Phone	871	530

Total Internet & Phone RGUs	1,722	1,078

        In the six months ended September 30, 2009, subscription fees increased rapidly by T€ 51,229 to T€ 148,874 from T€ 97,645 for the six months ended September 30, 2008. This increase was due to the strong increase of Internet & Phone RGUs.

        In the six months ended September 30, 2009, installation fees and other non-recurring revenues nearly doubled to T€ 8,078 compared to T€ 4,118 for the six months ended September 30, 2008. This strong increase is primarily related to a price increase of the initial setup fee charged to the customers for the installation of Internet & Phone and an increase in revenues from the sale of CPE (e.g. HomeBox and WLAN router).

        The Internet & Phone ARPU decreased by € 2.00 or 11.4% to € 15.55 in the six months ended September 30, 2009 from € 17.55 for the six months ended September 30, 2008, which was primarily driven by promotional activities in order to be more competitive in the fast growing Internet & Phone market.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

	Six Months Ended September 30,
	2009	2008
	T€
Internet Revenues	5,176	4,005
Phone Service Revenues	4,847	3,068	(18)
Merchandise	4,658	2,075
Billing Service Revenues	2,695	3,445
Cable Television Revenues	2,231	2,212	(18)
Mobile Phone Service Revenues	564	1,207
Other Revenues	276	410	(18)

Total TKS Revenues	20,447	16,422

        TKS revenues increased by T€ 4,025 or 24.5% to T€ 20,447 for the six months ended September 30, 2009 from T€ 16,422 for the six months ended September 30, 2008. The increase is primarily related to the TKS bundled product 'Surf'n'Talk' which combines Internet and Phone services, and to an increase in merchandise due to the strong demand for advanced mobile hand sets. Partly offsetting this positive impact was a decrease in revenues from Mobile Phone services as the sale of this product was discontinued in November 2007.

(18)
The figures differ from the historical figures published for the six months ended September 30, 2008. An adjustment of these figures was necessary due to a change of the classification method in 2009. The impact was insignificant.

Expenses

        Total expenses for the six months ended September 30, 2009 increased by T€ 47,414 or 7.9% to T€ 645,557 from T€ 598,143 for the six months ended September 30, 2008.

	Six Months Ended September 30,
	2009	2008
	T€
Cost of Services Rendered	366,843	329,246
Selling Expenses	218,125	204,928
General and Administrative Expenses	60,589	63,969

Total Expenses	645,557	598,143

        Included in total operating expenses for the six months ended September 30, 2008 are accrued costs associated with a restructuring plan related to the Acquisition in the amount of T€ 5,025.

Cost of Services Rendered

	Six Months Ended September 30,
	2009	2008
	T€
Cost of Materials and Services	194,037	169,960
Personnel Expenses	17,206	22,735
Depreciation and Amortization	115,970	96,399
Other Cost and Expenses	39,630	40,152

Total Cost of Services Rendered	366,843	329,246

        In the six months ended September 30, 2009, cost of services rendered increased by T€ 37,597 or 11.4% to T€ 366,843 from T€ 329,246 for the six months ended September 30, 2008.

        Included in costs of services rendered for the six months ended September 30, 2008 are accrued expenses for the restructuring associated with the Acquisition in the amount of T€ 1,574.

        In the six months ended September 30, 2009, cost of materials and services increased by T€ 24,077 or 14.2% to T€ 194,037 from T€ 169,960 for the six months ended September 30, 2008. Cost of materials and services in the six months ended September 30, 2009 corresponds to 26.4% of our total revenues compared to 25.4% in the six months ended September 30, 2008.

        Network expenses comprise costs for SLAs for leased lines primarily from DTAG and connectivity. Expenses for SLAs increased by T€ 8,569 or 9.5% to T€ 98,571 for the six months ended September 30, 2009 from T€ 90,002 in the six months ended September 30, 2008 primarily due to the lease of additional lines required for more network capacity associated with the growth of the Company's Internet and Phone business. Connectivity increased by T€ 2,609 or 30.3% to T€ 11,210 for the six months ended September 30, 2009 from T€ 8,601 for the six months ended September 30, 2008 primarily due to the continued expansion of our upgraded networks and the addition of broadband capacity (e.g. by leasing of regional backbones). As long as the Company continues to extend the upgraded network and to add additional capacity and customers, we expect that network costs will increase.

        In the six months ended September 30, 2009, content costs, primarily for pay TV activities, increased by T€ 1,621 or 6.9% to T€ 25,175 from T€ 23,554 in the six months ended September 30, 2008. The increase is related to an increase in the number of pay TV RGUs and a broader range of channels offered.

        Costs for interconnect increased by T€ 4,679 or 38.2% to T€ 16,928 for the six months ended September 30, 2009 from T€ 12,249 for the six months ended September 30, 2008 due to the increased voice traffic related to the increase in phone subscribers. We believe that interconnection costs will continue to rise as the number of phone subscribers increases.

        Other cost of materials and services increased by T€ 6,599 or 18.6% to T€ 42,153 for the six months ended September 30, 2009 from T€ 35,554 for the six months ended September 30, 2008 primarily due to an increase of CPE and other consumer equipment sold compared to prior years. This increase in number of units sold has generated a corresponding increase of revenues from the sale of equipment.

        Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as expenses for restructuring and to a lesser extent non-cash expenses related to the Management Equity Participation program. In the six months ended September 30, 2008 personnel expenses included T€ 1,525 restructuring expenses related to the Acquisition. Personnel expenses adjusted by restructuring expenses and the Management Equity Participation program decreased by T€ 3,953 or 18.7% to T€ 17,165 in the six months ended September 30, 2009 from T€ 21,118 for the six months ended September 30, 2008 due to a decrease in the number of employees as a result of the restructurings of the technical departments.

        In the six months ended September 30, 2009, depreciation and amortization expenses increased by T€ 19,571 or 20.3% to T€ 115,970 from T€ 96,399 for the six months ended September 30, 2008 primarily due to the increased depreciation related to substantial investments made to upgrade the network for two way capacity during the last year.

        In the six months ended September 30, 2009, other cost and expenses decreased slightly by T€ 522 to T€ 39,630 from T€ 40,152 for the six months ended September 30, 2008.

Selling Expenses

	Six Months Ended September 30,
	2009	2008
	T€
Cost of Materials and Services	11,829	11,413
Personnel Expenses	40,231	40,969
Depreciation and Amortization	90,891	80,774
Other Cost and Expenses	75,174	71,772

Total Selling Expenses	218,125	204,928

        In the six months ended September 30, 2009, selling expenses increased by T€ 13,197 or 6.4% to T€ 218,125 from T€ 204,928 for the six months ended September 30, 2008.

        Included in selling expenses for the six months ended September 30, 2008 are accrued expenses for the restructuring associated with the Acquisition in the amount of T€ 1,829.

        Cost of materials and services increased by T€ 416 or 3.6% to T€ 11,829 for the six months ended September 30, 2009 from T€ 11,413 for the six months ended September 30, 2008.

        Personnel expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as non-cash expenses related to the Management Equity Participation program and expenses for restructuring. In the six months ended September 30, 2008 personnel expenses included T€ 1,828 restructuring expenses related to the Acquisition. Personnel expenses adjusted by restructuring expenses and the Management Equity Participation program increased by T€ 1,818 or 4.7% to T€ 40,471 in the six months ended September 30, 2009 from T€ 38,653 in the six months ended September 30, 2008. The increase primarily resulted from an increase in the number of sales and marketing employees.

        Expenses related to depreciation and amortization increased by T€ 10,117 or 12.5% to T€ 90,891 for the six months ended September 30, 2009 from T€ 80,774 for the six months ended September 30, 2008 primarily due to higher amortization of capitalized subscriber acquisition costs and increased depreciation of capitalized receivers and smartcards.

        Other cost and expenses increased by T€ 3,402 or 4.7% to T€ 75,174 for the six months ended September 30, 2009 from T€ 71,772 for the six months ended September 30, 2008 primarily due to increased expenses for temporary employees and increased consulting expenses.

General and Administrative Expenses

	Six Months Ended September 30,
	2009	2008
	T€
Personnel Expenses	25,132	23,929
Depreciation and Amortization	13,322	13,776
Other Cost and Expenses	22,135	26,264

Total General and Administrative Expenses	60,589	63,969

        In the six months ended September 30, 2009, general and administrative expenses decreased by T€ 3,380 or 5.3% to T€ 60,589 from T€ 63,969 for the six months ended September 30, 2008.

        Included in general and administrative expenses for the six months ended September 30, 2008 are accrued expenses for the restructuring regarding the Acquisition in the amount of T€ 1,622.

        Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and to a lesser extent expenses for restructuring. In the six months ended September 30, 2009 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 394 compared to T€ 1,109 in the six months ended September 30, 2008. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 2,116 or 9.3% to T€ 24,822 in the six months ended September 30, 2009 from T€ 22,706 in the six months ended September 30, 2008. This increase primarily results from increased expenses for performance related bonus accruals, an increase in the number of employees and from scheduled salary increases.

        In the six months ended September 30, 2009, depreciation and amortization expenses decreased slightly by T€ 454 to T€ 13,322 from T€ 13,776 for the six months ended September 30, 2008.

        In the six months ended September 30, 2009, other cost and expenses decreased by T€ 4,129 or 15.7% to T€ 22,135 from T€ 26,264 for the six months ended September 30, 2008. This results primarily from a change in the use of the Service Level Agreements in connection with the Acquisition. In the previous year SLAs were used for the acquired companies during the initial integration phase. As a result of the integration of the acquired companies into our business, KDG now internally performs most of the central services which were provided by the Orion Group during the initial integration stage in the previous year. Consequently, the SLAs in the six months ended September 30, 2009 were used to a lesser extent as in the same period last year.

Profit from Ordinary Activities

        Profit from ordinary activities for the six months ended September 30, 2009 increased by T€ 22,278 or 28.1% to T€ 101,662 from T€ 79,384 for the six months ended September 30, 2008.

        The increase is primarily related to the issues discussed in the above sections.

Interest Income

        Interest income is derived from our bank deposits. In the six months ended September 30, 2009 interest income increased by T€ 2,164 to T€ 2,828 from T€ 664 in the six months ended September 30, 2008. This is due to a one-time effect related to interest payments on the purchase price adjustment as specified in the purchase price settlement.

Interest Expenses

        Interest expenses include interest accrued on bank loans, the Company's 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest expenses decreased by T€ 14,370 or 14.0% to T€ 88,625 for the six months ended September 30, 2009 from T€ 102,995 for the six months ended September 30, 2008. This decrease is primarily related to a decrease in interest expense on the Senior Credit Facility of T€ 29,416 due to lower interest rates in 2009 and lower borrowings under our revolver. The average interest rate for the six months ended September 30, 2009 was 3.31% compared to 6.66% for the six months ended September 30, 2008.

        The company acquired between December 2008 and March 2009 on a forward basis currency hedges to effectively prolong the existing swaps which matured in July 2009. The new swap agreements run through July 2011. These swaps are currently not part of a hedge accounting relationship but we might choose to do so going forward. Therefore in the six months period ended September 30, 2009 net gains or losses in fair values are recognized as interest expenses.

	Six Months Ended September 30,
	2009	2008
	T€
Senior Notes	40,452	39,232
Senior Credit Facility	28,888	58,304
Amortization of Capitalized Finance Fees	8,704	5,527
Currency Hedge	7,157	n/a
Finance Lease	985	1,295
Pensions	956	1,087
Asset Retirement Obligations	610	561
Interest Hedge	93	-3,629
Other	781	618

Total Interest Expenses	88,625	102,995

        Outstanding interest bearing indebtedness as of September 30, 2009 decreased by T€ 200,000 to T€ 2,440,553 from T€ 2,640,553 as of September 30, 2008 due to lower borrowings under our revolver.

Income from Associates

        Income from associates decreased by T€ 12,896 to T€ 483 for the six months ended September 30, 2009 from T€ 13,379 in the six months ended September 30, 2008 due to the recognition of the sale of our minority shareholding in KS Berlin in April 2008 which had a one-time effect of T€ 13,000.

Profit/Loss before Taxes

        In the six months ended September 30, 2009 a profit before taxes was recorded in the amount of T€ 16,348 compared to a loss before taxes of T€ 9,568 in the six months ended September 30, 2008.

        The change is related to the issues discussed in the above sections.

Taxes on Income

        Income tax expense increased by T€ 1,305 or 11.8% to T€ 12,350 for the six months ended September 30, 2009 from T€ 11,045 in the six months ended September 30, 2008. For the six months ended September 30, 2009 taxes are comprised of current tax expense of T€ 14,279 and deferred tax income in the amount of T€ 1,929. For the six months ended September 30, 2008 taxes were comprised of current tax expense of T€ 10,357 and deferred tax expense in the amount of T€ 688.

        The increase of current tax expenses in the six months ended September 30, 2009 is due to an increase of profit before taxes which could not be offset by the tax loss carry-forwards in place.

Net Profit/Net Loss

        In the six months ended September 30, 2009 a net profit of T€ 3,998 was recorded compared to a net loss of T€ 20,613 in the six months ended September 30, 2008.

        The positive change in net income is related to the issues discussed in the above sections.

Adjusted EBITDA

        Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation Program and non-cash restructuring expenses (Adjusted EBITDA(19)) increased by T€ 44,869 or 16.2% to T€ 321,938 in the six months ended September 30, 2009 from T€ 277,069 for the six months ended September 30, 2008. The increase primarily relates to the strong increase of the adjusted EBITDA from the Internet & Phone segment and the growth in subscription revenues from pay TV.

	Six Months Ended September 30,
	2009	2008
	T€
Profit from Ordinary Activities	101,662	79,384
Depreciation and Amortization	220,183	190,949
MEP related non-cash Expenses	685	1,718
Restructuring (Income)/Expenses	-592	5,018

Adjusted EBITDA	321,938	277,069

Segment Reporting

        The following table reflects the allocation of Adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation for the six months ended September 30, 2009 and 2008:

Six Months Ended September 30, 2009	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	120,781	23,407	11,818	3,105	-57,449	101,662
Depreciation and Amortization	130,951	14,989	59,379	919	13,945	220,183
MEP related non-cash Expenses	191	15	61	8	410	685
Restructuring Income	-507	0	0	0	-85	-592

Adjusted EBITDA	251,416	38,411	71,258	4,032	-43,179	321,938

Six Months Ended September 30, 2008	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/(Loss) from Ordinary Activities	133,949	13,586	-6,932	1,982	-63,201	79,384
Depreciation and Amortization	123,532	14,113	38,010	944	14,350	190,949
MEP related non-cash Expenses	361	58	100	10	1,189	1,718
Restructuring Expenses	3,403	0	0	0	1,614	5,018

Adjusted EBITDA	261,245	27,757	31,178	2,936	-46,048	277,069

(19)
Adjusted EBITDA is not a recognized accounting term, does not purport to be an alternative to profit from ordinary activities or cash flow from operating activities and should not be used as a measure of liquidity. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). Because other companies may not calculate Adjusted EBITDA identically to us, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. In addition, Adjusted EBITDA is not calculated in the same way that 'Consolidated EBITDA' is calculated under the indenture governing the Notes or under the terms of our Senior Credit Facilities.

Cash flows for the Six Months ended September 30, 2009 compared to the Six Months ended September 30, 2008

        As of September 30, 2009 our cash balance amounted to T€ 25,056 and we had T€ 316,000 credit available under our revolver.

        The following table shows a condensed version of our cash flows for the periods ended September 30, 2009 and 2008:

	Six Months Ended September 30,
	2009	2008
	T€
Cash flows from Operating Activities	166,249	191,670
Net Cash used in Investing Activities	-94,961	-676,388	(20)
Cash flows from Financing Activities	-98,154	558,617	(20)
Change in Cash and Cash Equivalents	-26,866	73,899
Valuation adjustments on Cash and Cash Equivalents	0	145
Cash and Cash Equivalents at the beginning of the period	51,922	15,463
Cash and Cash Equivalents at the end of the period	25,056	89,507

Cash flows from Operating Activities

        Our cash flows provided from operating activities in the six months ended September 30, 2009 decreased by T€ 25,421 to T€ 166,249 from T€ 191,670 in the six months ended September 30, 2008. The customers acquired in the Acquisition were integrated into KDG's billing system which changed the billing frequency. This had a one-time effect for the six months ended September 30, 2009 which in effect led primarily to a decrease in Net Working Capital and consequently in cash flows from operating activities in this period. This shift in billing frequency does not impact cash flows from operating activities over the course of the fiscal year.

Net Cash used in Investing Activities

        Net cash used in investing activities decreased by T€ 581,427 to T€ 94,961 for the six months ended September 30, 2009 from T€ 676,388 for the six months ended September 30, 2008. This decrease is primarily due to a one-time effect of the T€ 535,107 cash paid for the Acquisition in the six months ended September 30, 2008 and the subsequent purchase price reimbursement in the six months ended September 30, 2009 of T€ 54,494.

Cash flows from Financing Activities

        Cash used in financing activities in the six months ended September 30, 2009 was T€ 98,154, compared to a cash flow of T€ 558,617 in the six months ended September 30, 2008. Included in the cash flow from financing activities in the six months ended September 30, 2008 was an additional borrowing under the Senior Credit Facility in the amount of T€ 535,000 which was used for the Acquisition.

        The Senior Credit Facility is comprised of three tranches, a T€ 1,150,000 Term Loan Facility (Tranche A), a T€ 325,000 Revolving Credit Facility (Tranche B) and a T€ 535,000 Term Loan Facility (Tranche C). Tranche A and Tranche B mature on March 31, 2012. The final maturity date of Tranche C is March 31, 2013. The Company's Senior Notes amount to T€ 755,553.

(20)
Included are costs of T€ 535,107 for the Acquisition and the required financing of Tranche C of T€ 535,000.

        In the six months ended September 30, 2009 T€ 92,220 was used to pay interest and transaction costs compared to T€ 106,850 in the six months ended September 30, 2008.

        KDG is highly leveraged and has significant debt service obligations. We believe that the funds generated from operations, together with existing cash and cash equivalents and revolving credit facility availability will be sufficient to meet operating and debt service requirements. We regularly assess our investment approach in view of our current and potential future needs.

The Risk Management-System for KDG

        The risk management system is an integral component of all processes within our organization. It is designed to assist in identifying unplanned developments early so they can be actively controlled by management.

        KDG's risk environment can change quickly and unexpectedly as a result of various influences. It is therefore necessary to be able to react quickly to try to ensure that no situation can cause substantial damage to the existence or have long-term impact on assets, financial position and earnings.

        In general the operating units are responsible for the identification and the taking of risks. Therefore, all managers of KDG perform an additional task as risk managers. The system is supported by the central risk management unit which carries out risk controlling. The separation of functions is ensured.

        Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed assessment and full transparency of the risk situation. In addition to the regular standard reporting immediate reporting is put in place if the early warning system shows a certain risk measure to exceed a critical value or if special circumstances demand investigations. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Risks Associated with our Business

        The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also affect adversely our business, financial situation or results of operations.

  •
  We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

  •
  Failure to control customer churn may adversely affect our business.

  •
  We may not be able to renew our existing contracts with level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with level 4 operators and housing associations.

  •
  Level 4 network operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

  •
  If we fail to introduce and establish new or enhanced products and services successfully, our revenues and margins could be lower than expected.

  •
  The switch-off of analog satellite signals might adversely affect our business.

  •
  We rely on DTAG and certain of its affiliates for a significant part of our network.

  •
  We do not have guaranteed access to programs and are dependent on agreements with certain program providers.

  •
  Failure to extend agreements with content providers on carriage fees may adversely affect our business.

  •
  Failure to reach agreement with owners of copyright protected broadcast content may adversely affect our business.

  •
  Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

  •
  Failure to maintain and upgrade our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial situation.

  •
  We rely heavily on our digital playout facility.

  •
  The occurrence of events beyond our control could result in damage to our cable television network and digital playout facility.

  •
  The security of our encryption system was compromised by illegal piracy and may in the future again be compromised by illegal piracy.

  •
  The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher costs than expected.

  •
  New software systems for support of our day-to-day-work might be more complex than anticipated and may have an impact on our business.

  •
  The Insolvency risk of major customers may adversely impact our revenues.

  •
  Our subscriber data may not be representative of our actual results and data.

  •
  Sensitive customer data is an important part of our daily business and leakage of such data may result in severe fines and adversely affect our business.

  •
  Loss of our key management and other personnel, or an inability to attract such key management and other personnel, could impact our business.

  •
  Risks in relation to outsourcing of services may adversely affect our business and may cause higher costs than initially anticipated.

  •
  Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

  •
  U.S. military redeployment may adversely impact our TKS business.

  •
  Termination of Services by DTAG may adversely affect our TKS business.

  •
  Uncertainties as to copyright and patent laws may adversely affect our ability to conduct our business.

  •
  We have acquired and may in the future acquire assets which could potentially deliver less revenue and earnings than anticipated and we may not be able to integrate these assets in a timely manner which may delay the roll out of Internet & Phone and not allow us to recognize anticipated synergies.

  •
  The financial crisis in the global capital and credit markets and the resulting global recession could affect our strategically important suppliers and service providers, reduce consumer spending and negatively impact our pension liabilities and costs.

Risks Relating to Regulatory and Legislative Matters

  •
  We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business, and further changes could also adversely affect our business.

  •
  The Federal Network Agency (FNA—Bundesnetzagentur) has declared within a regulatory ordinance as of April 2007 that we have significant market power (SMP) in the regional, network- based cable television markets in which we operate. In its decision, the FNA has imposed certain remedies for the feed-in market for broadcasters (Einspeisemarkt) and the signal delivery market to level 4 network operators (Signallieferungsmarkt). We have filed complaints against this regulatory ordinance with the competent court. These complaints have partly been overturned and/or are still pending. With respect to KDG's SMP the court has upheld the FNA's view. However KDG has again appealed against this decision. The final decisions in these cases are pending.

  •
  Due to regulation, we do not have complete control over the prices that we charge to broadcasters or wholesale offers to level 4 network operators, and this may adversely affect our future cash flows and profitability. This may also affect our pricing flexibility for housing associations and subscribers.

  •
  Our general terms and conditions may be held unenforceable by the German civil courts, which could adversely affect our business and results of operations.

  •
  We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations.

  •
  Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

  •
  Changes in German tax law may mean that we will not be able to fully deduct interest on our debt instruments. In such event, we may choose to release guarantees in favor of the Senior Notes, which would require us to fund the repurchase of the Senior Notes outstanding at such time.

Risks Relating to our Indebtedness and our Structure

        The financial crisis in the global capital and credit markets and the resulting global recession could affect our ability to maintain sufficient liquidity to fund our working capital, service our outstanding indebtedness and meet our liabilities, including any principal due on our debt. If our resources do not satisfy our liquidity requirements, we may have to seek additional financing, but may not be able to successfully obtain any necessary additional financing on favorable terms, or at all, especially in light of the crisis in the credit markets. In addition, the financial crisis may cause banks who are parties to our senior credit facility (the 'Senior Credit Facility' or the 'Senior Credit Facilities') to refuse or be unable to fund future drawings. Similarly, we may not be able to refinance our existing Senior Credit Facilities or to incur additional indebtedness to fund future operations and capital expenditures. Without sufficient liquidity, we could be forced to curtail our operations and may, inter alia, be forced to:

  •
  reduce or delay our business activities and capital expenditures, including our continued network upgrade and rollout of 'triple play' services;

  •
  sell assets;

  •
  obtain additional debt or equity capital; or

  •
  restructure or refinance all or a portion of our debt on or before maturity.

        We cannot assure that we would be able to accomplish any of these measures on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

        Moreover, any failure of any such financial institution may negatively impact our treasury operations.

Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.

        For the six months ended September 30, 2009, the Company incurred a net profit of T€ 3,998. The accumulated deficit could result in the Company being treated as over-indebted if the book equity was to be negative. Management retained a third party independent auditor to perform a valuation of the net assets of KDVS under German valuation standards in 2004. The results indicate that the net assets held by the Company are substantially undervalued based on the appraisal. The Company has consummated a corporate reorganization which allowed it to recognize the unrealized value in the German GAAP stand-alone commercial balance sheets of KDVS and KDG GmbH. Since 2004 KDG is performing the valuation of the net assets of KDVS.

        We are highly leveraged and have significant debt service obligations. As of September 30, 2009 we had T€ 2,440,553 of indebtedness (before netting with transaction cost and exchange rate effects), of which T€ 1,150,000 was term indebtedness under the Senior Credit Facility Tranche A, T€ 535,000 under Tranche C and T€ 755,553 was indebtedness under the Senior Notes. As of the balance sheet date, we had T€ 316,000 of additional borrowing capacity available under the revolving credit facility (Tranche B).

        We anticipate that our high leverage will continue for the foreseeable future. Our high leverage could have important consequences, including, but not limited to:

  •
  increasing our vulnerability to a downturn in our business or economic and industry conditions;

  •
  limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

  •
  requiring the dedication of a substantial portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

  •
  limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

        Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations or on the ability of KDGHoldCo or Cayman Cable to satisfy their debt obligations.

        We may incur substantial additional indebtedness in the future. The terms of the indentures governing the Senior Notes and the agreements governing our Senior Credit Facilities and the agreements governing PIK loans entered into by our parent companies may restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of such indentures and such credit agreement do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this report.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial and market factors, many of which are beyond our control, as well as on other factors discussed in these 'Risk Factors'. Considering those factors, we cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

        Our operating performance could be affected by a significant or prolonged economic downturn. Such downturn could adversely affect our business by reducing the demand for our services or depressing pricing of those services. This could have a material adverse effect on our operating performance. Accordingly, our ability to service our debt may be affected and we may be unable to make principal and interest payments on our outstanding debt service obligations when due.

        If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we could be forced to curtail our operations and forced to take any of the measures described above under 'The financial crisis in the global capital and credit markets and the resulting global recession could affect our ability to maintain sufficient liquidity or to seek additional financing.'

We are subject to significant restrictive debt covenants, which limit our operating flexibility

        The Senior Credit Facilities and the indenture governing the Senior Notes contain covenants significantly restricting our ability to, among other things:

  •
  incur or guarantee additional indebtedness;

  •
  pay dividends or make other distributions or repurchase or redeem our stock;

  •
  make investments or other restricted payments;

  •
  dispose of assets;

  •
  create liens;

  •
  enter into certain transactions with affiliates;

  •
  enter into agreements that restrict our subsidiaries' ability to pay dividends; and

  •
  consolidate, merge or sell all or substantially all of our assets.

        These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

        The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot ensure that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or certain other defaults under other agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-default or cross-acceleration provisions, including the Senior Notes, may, as a result, also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

        On February 11, 2009 KDG approached the lenders of its Senior Credit Facilities via its facility agent with a request to agree to certain minor amendments to the Company's credit covenants in order to increase headroom for the continued business expansion. KDG proposed to change the senior net debt to EBITDA covenant for the quarters starting from December 2010 to December 2011 as well as to extend senior net debt to EBITDA and EBITDA to net interest covenants beyond March 2012, until maturity of its Senior Add-on Facility, Tranche C, in March 2013. On February 25, 2009, the amendments were thereby approved.

Other Risks related to our Indebtedness and our Structure

        We depend on payments from our subsidiaries to make payments on the Senior Notes, and our subsidiaries will be subject to various restrictions on making such payments.

        We undertook an Asset Step-Up in the fiscal year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

        The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

        The borrowings under our Senior Credit Facilities bear interest at floating rates that could rise significantly, increasing our costs and reducing our cash flow.

        We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Risks associated with Financial Instruments

        The Company is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into payer swaps and buying caps).

        Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either recorded in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge. The current volatility in the financial markets and overall economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments, impairment charges related to debt securities as well as equity and other investments, interest rates, cash balances and changes in fair value of derivative instruments.

        Since all of our interest rate hedges matured by end of June 2009 we will closely keep track of ongoing market developments but currently have no concrete plans to purchase new hedging instruments. Nevertheless we will stay in contact with several potential bank counterparties in order to assure that we can lock-in interest rate hedges quickly whenever we think it becomes favorable. There is no guarantee that we will be able to consummate these hedges under acceptable terms and conditions if at all.

        With respect to the Company's 2014 Senior Notes, the Company entered into a hedge agreement with various banks swapping 100% of the US-Dollar denominated principal (TUSD 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years from July 1, 2004 until July 1, 2009. The agreed upon exchange rate was USD 1.2066 for each Euro. The weighted average Euro fixed rate across all hedge banks was 10.2046%.

        From December 2008 until March 2009, we successfully negotiated new swap agreements, which effectively prolonged the existing currency hedges by two years till July 1, 2011. On June 30, 2009 100% of the US-Dollar denominated principal and interest payments with respect the Company's 2014 Senior Notes were swapped into Euro at the same rate of USD 1.2066 for each Euro. The new swap agreements run from July 2009 till July 2011 with an average Euro fixed rate of 11.1695% compared to the previous rate of 10.2046%.

        The impact of the financial crisis on the various banks with which we entered into a hedge agreement cannot be predicted, but could lead any of them to refuse or be unable to respect their terms and conditions.

Estimation of the Overall Risk Situation

        In summary, we can determine that the existence of KDG and the interests of the Management Board were at no time under threat. Furthermore, we presently have no knowledge of any other developments which could pose such a threat to the existence, the assets, the financial situation and profits of KDG.

        We identify the overall risk situation of KDG as controlled and sustainable.

Business Opportunities

        We currently hold a leading position in German cable television distribution. We aim to build on this strong market position and leverage our high quality infrastructure to also become a leading provider of digital video, broadband Internet & Phone services in Germany. The Company will continue to actively seek to improve operating efficiency and marketability of products.

Unterfoehring, November 17, 2009

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein Chief Executive Officer	Paul Thomason Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares Chief Operating Officer	Erik Adams Chief Marketing Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH (Registrant)

Date: November 17, 2009	By	/s/ PAUL THOMASON Paul Thomason, Chief Financial Officer

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG (Registrant)

Date: November 17, 2009	By	/s/ PAUL THOMASON Paul Thomason, Managing Director